UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D
                         (Rule 13d-101)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULE 13d-1(a) AND AMENDMENTS THERETO
                 FILED PURSUANT TO RULE 13d-2(1)
                        (Amendment No.)*

             Evans & Sutherland Computer Corporation
                        (Name of Issuer)

                  Common Stock, $.20 par value
                 (Title of Class of Securities)

                            299096107
                         (CUSIP Number)

                        F. Thomas Dunlap
          Vice President, General Counsel and Secretary
                        Intel Corporation
                 2200 Mission College Boulevard
                      Santa Clara, CA 95052
                    Telephone: (408) 765-8080
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                          July 22, 1998
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
Schedule 13D and is filing this schedule because of Rule 13d-1 (e), 13d-1 (f) or 13d-1 (g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                       Page 1 of 86 Pages

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CUSIP No. 299096107            13D                   Page 2 of 86

1.   NAME OF REPORTING PERSON:  INTEL CORPORATION
     S.S.  or  I.R.S.  IDENTIFICATION NO. OF ABOVE  PERSON:   94-
     1672743
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**     (a)[]
                                                            (b)[]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS:
     WC
5    CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS    []
     REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:
     DELAWARE
                7.   SOLE VOTING POWER:
  NUMBER OF          1,282,128
    SHARES      8.   SHARED VOTING POWER:
 BENEFICIALLY        0
OWNED BY EACH   9.   SOLE DISPOSITIVE POWER:
  REPORTING          1,282,128
 PERSON WITH    10.  SHARED DISPOSITIVE POWER:
                     0
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON: 1,282,128
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES**
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     11.3%
14.  TYPE OF REPORTING PERSON:**
     CO

**SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 299096107            13D                   Page 3 of 86

ITEM 1.   Security and Issuer.

          (a)    Name of Principal Executive Offices of Issuer:

                 Evans  &  Sutherland Computer Corporation  (the
                 "Issuer")
                 600 Komas Drive
                 Salt Lake City, Utah 84108

          (b)    Title of Class of Equity Securities:

                 Common Stock, $.20 par value

ITEM 2.   Identity and Background.

          (a)    Name of Person Filing:

                 Intel Corporation (the "Reporting Person")

          (b)    Address of Principal Business Office:

                 2200 Mission College Boulevard
                 Santa Clara, CA 95052-8119

          (c)    Principal Business:

                 Manufacturer   of   microcomputer   components,
                 modules and systems

          (d)    Criminal Proceedings:

                 During   the  last  five  years,  neither   the
                 Reporting Person nor any executive officer or director of the Reporting Person has been convicted in any criminal proceeding.

          (e)    Civil Proceedings:

                 During the last five years, neither the Reporting Person nor any executive officer or director of the Reporting Person has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.


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CUSIP No. 299096107            13D                   Page 4 of 86

          (f)    Place of Organization:

                 Delaware

          Attached hereto as Appendix A is information required by this Item 2 with respect to the executive officers and directors of the Reporting Person. All such individuals are U.S. citizens, except as otherwise indicated on Appendix A.

ITEM 3.   Source and Amount of Funds or Other Consideration.

          (a)    Source of Funds:

                 Funds for the purchase of the Securities (as defined in Item 4) were derived from the Reporting Person's working capital.

          (b)    Amount of Funds:

                 $23,999,988 was paid to acquire 901,408 shares of Series B Preferred Stock (as defined in Item
                 4). Up to $12,595,688 will be paid should the Reporting Person exercise the Warrant (as defined in Item 4).


ITEM 4.   Purpose of the Transaction.

          On July 22, 1998, the Reporting Person acquired 901,408 shares (the "Shares") of the Issuer's Class B-1 Preferred Stock, no par value ("Series B Preferred Stock"), and a warrant for 378,462 shares of Series B Preferred Stock (the "Warrant" and together with the Shares, the "Securities"). The Series B Preferred Stock is non-voting preferred stock, convertible at any time into Common Stock, initially on a one-to-one basis. The shares of Series B Preferred Stock subject to the Warrant are fully vested and immediately convertible into Common Stock. The exercise price for such shares is $33.28125 per share. The Warrant expires on July 22, 2001.

          The Reporting Person presently holds the Securities as an investment. Depending upon the Reporting Person's evaluation of market conditions, market price, alternative investment opportunities, liquidity needs and other factors, the Reporting Person will from time to time explore opportunities for liquidating all or a portion the Securities, through one or more sales pursuant to public or private offerings or otherwise. The Reporting Person may determine to retain some portion of the Securities as an investment.

          In   addition,  the  Reporting  Person  acquired   the
          Securities in connection with a Development and Manufacturing Agreement between the Issuer and the Reporting Person pursuant to which the Issuer and Reporting Person will.

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CUSIP No. 299096107            13D                   Page 5 of 86

          collaborate to accelerate the development of high-end graphics and video subsystems for Intel-based workstations. Such purpose is further described in the Press Release (as defined below in Item 7) attached as Exhibit 4 to this Schedule 13D

ITEM 5.   Interest in Securities of the Issuer.

          (a)    Number of Shares
                 Beneficially Owned:          1,282,128(1)(2)

                 Right to Acquire:            1,279,870 shares
                                              of Common Stock(2)

                 Percent of Class:            11.3%(1)(2) (based
                                              upon
                                              11,335,054(1)(2)
                                              shares of Common
                                              Stock outstanding,
                                              determined from
                                              representations
                                              made by the Issuer
                                              to the Reporting
                                              Person in the
                                              Purchase Agreement
                                              (as defined in
                                              Item 7).

          (b)    Sole  Power to Vote, Direct
                 the Vote of, Dispose of, or
                 Direct  the Disposition  of  1,282,128(1)(2)
                 Shares:

          (c)    Recent Transactions:         As described more
                                              fully in Item 4,
                                              on July 22, 1998,
                                              the Reporting
                                              Person acquired
                                              901,408 shares of
                                              the Series B
                                              Preferred Stock
                                              for cash in the
                                              amount of $26.625
                                              per share and a
                                              warrant for
                                              378,462 shares of
                                              Series B Preferred
                                              Stock.

(1)Includes 2,258 shares of Common Stock.
(2)Includes (a) the 901,408 shares of Common Stock that the Reporting Person has a right to acquire upon conversion of 901,408 shares of the Series B Preferred Stock pursuant to the Certificate of Designation (as defined in Item 7) and (b) the 378,462 shares of Common Stock that the Reporting Person has a right to acquire upon exercise of the Warrant (as defined and described in Item 4) for 378,462 shares of Series B Preferred Stock and upon conversion of such Series B Preferred Stock pursuant to the Certificate of Designation (as defined in Item
7). Such shares are beneficially owned by the Reporting Person under Rule 13d-3 because the Reporting Person has a right to acquire such shares within the next 60 days.

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CUSIP No. 299096107            13D                   Page 6 of 86

                                              On  June 26, 1998,
                                              the      Reporting
                                              Person    acquired
                                              2,258  shares   of
                                              Common  Stock   of
                                              the  Issuer  as  a
                                              result   of    the
                                              Issuer's
                                              acquisition     of
                                              AccelGraphics,
                                              Inc.    In    this
                                              acquisition,  each
                                              of    the   17,500
                                              shares  of  common
                                              stock           of
                                              AccelGraphics,
                                              Inc. owned by  the
                                              Reporting   Person
                                              were   valued   at
                                              $5.75          and
                                              converted     into
                                              approximately .129
                                              shares  of  Common
                                              Stock    of    the
                                              Issuer  and  $2.76
                                              in    cash.    The
                                              Issuer's
                                              acquisition     of
                                              AccelGraphics,
                                              Inc.  is described
                                              more fully in  the
                                              Issuer's   Current
                                              Report on Form 8-K
                                              filed on July  13,
                                              1998.
          (d)    Rights with Respect to
                 Dividends or Sales           N/A
                 Proceeds:

          (e)    Date of Cessation of Five
                 Percent Beneficial           N/A
                 Ownership:

ITEM 6.   Contracts,     Arrangements,     Understandings     or
          Relationships  with  Respect  to  Securities  of   the
          Issuer.

          Pursuant to the Purchase Agreement (as defined in  Item
          7), the Reporting Person has, under certain circumstances, various rights related to: (a) registration of the Common Stock issuable upon conversion or exchange of the Series B Preferred Stock pursuant to certain shelf, demand and piggyback registration rights granted to the Reporting Person;
          (b) a representative of the Reporting Person to observe board of director and committee meetings of the Issuer in a non-voting capacity; (c) certain rights of consent, notification, first refusal and first negotiation in connection with certain sales of securities, acquisitions, asset sales, grants of licenses and other corporate events of the Issuer or any of its significant subsidiaries; and (d) the participation in future issuances of securities by the Issuer and the maintenance of the Reporting Person's percentage ownership of the Issuer. Pursuant to the Purchase Agreement, the Reporting Person has

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CUSIP No. 299096107            13D                   Page 7 of 86

          certain standstill obligations relating to its acquisition of voting securities of the Issuer. In addition, the Purchase Agreement, the Certificate of Designation (as defined in Item 7) and the Warrant (as defined in Item 4) place certain restriction on the transfer of the Securities. See the Purchase Agreement, the Certificate of Designation and the Warrant for a further description of these and other provisions.
ITEM 7.   Material to be Filed as Exhibits.

          Exhibit 1 Evans & Sutherland Computer Corporation Series B Preferred Stock and Warrant Purchase Agreement dated July 20, 1998 (the "Purchase Agreement")
          Exhibit 2 Certificate of Designation, Preferences and Other Rights of the Class B-1 Preferred Stock of Evans & Sutherland Computer Corporation filed July 21, 1998 (the "Certificate of Designation")
          Exhibit 3 Evans & Sutherland Computer Corporation Warrant to Purchase Series B Preferred Stock effective as of July 22, 1998
          Exhibit 4   Press  Release  dated July 22,  1998  (the
                      "Press Release")

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CUSIP No. 299096107            13D                   Page 8 of 86


                            SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of August 3, 1998.

                                 INTEL CORPORATION


                                 By:
                                      F. Thomas Dunlap, Jr.
                                      Vice President, General
                                      Counsel and Secretary



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CUSIP No. 299096107            13D                   Page 9 of 86

                           APPENDIX A

                            DIRECTORS

The following is a list of all Directors of Intel Corporation and certain other information with respect to each Director:

Name:             Craig R. Barrett

Business          2200 Mission College Boulevard, Santa Clara,
Address:          CA 95052

Principal         President and Chief Executive Officer of Intel
Occupation:       Corporation

Name, principal   Intel Corporation, a manufacturer of
business and      microcomputer components, modules and systems.
address of        2200 Mission College Boulevard
corporation or    Santa Clara, CA 95052
other
organization in
which employment
is conducted:


Name:             John Browne

Business          The British Petroleum Company plc, Britannic
Address:          House, 1 Finsbury Circus, London EC2M 7BA

Principal         Group Chief Executive
Occupation:

Name, principal   The British Petroleum Company plc, an
business and      integrated oil company.
address of        Britannic House, 1 Finsbury Circus
corporation or    London EC2M 7BA
other
organization in
which employment
is conducted:

Citizenship:      British


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CUSIP No. 299096107            13D                  Page 10 of 86

Name:             Winston H. Chen

Business          Paramitas Foundation, 3945 Freedom Circle,
Address:          Suite 760, Santa Clara, CA 95054

Principal         Chairman of Paramitas Foundation
Occupation:

Name, principal   Paramitas Foundation, a charitable foundation.
business and      3945 Freedom Circle, Suite 760
address of        Santa Clara, CA 95054
corporation or
other
organization in
which employment
is conducted:


Name:             Andrew S. Grove

Business          2200 Mission College Boulevard, Santa Clara,
Address:          CA 95052

Principal         Chairman of the Board of Directors of Intel
Occupation:       Corporation

Name, principal   Intel Corporation, a manufacturer of
business and      microcomputer components, modules and systems.
address of        2200 Mission College Boulevard
corporation or    Santa Clara, CA 95052
other
organization in
which employment
is conducted:


Name:             D. James Guzy

Business          1340 Arbor Road, Menlo Park, CA 94025
Address:

Principal         Chairman of The Arbor Company
Occupation:

Name, principal   The Arbor Company, a limited partnership
business and      engaged in the electronics and computer
address of        industry.
corporation or    1340 Arbor Road
other             Menlo Park, CA 94025
organization in
which employment
is conducted:


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CUSIP No. 299096107            13D                  Page 11 of 86

Name:             Gordon E. Moore

Business          2200 Mission College Boulevard, Santa Clara,
Address:          CA 95052

Principal         Chairman Emeritus of the Board of Intel
Occupation:       Corporation

Name, principal   Intel Corporation, a manufacturer of
business and      microcomputer components, modules and systems.
address of        2200 Mission College Boulevard
corporation or    Santa Clara, CA 95052
other
organization in
which employment
is conducted:


Name:             Arthur Rock

Business          One Maritime Plaza, Suite 1220, San Francisco,
Address:          CA 94111

Principal         Venture Capitalist
Occupation:

Name, principal   Arthur Rock and Company, a venture capital
business and      firm.
address of        One Maritime Plaza, Suite 1220
corporation or    San Francisco, CA 94111
other
organization in
which employment
is conducted:


Name:             Jane E. Shaw

Business          1310 Orleans Drive, Sunnyvale, CA 94089
Address:

Principal         Chairman and Chief Executive Officer
Occupation:

Name, principal   AeroGen, Inc., a private company specializing
business and      in controlled delivery of drugs to the lungs
address of        1310 Orleans Drive
corporation or    Sunnyvale, CA 94089
other
organization in
which employment
is conducted:


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CUSIP No. 299096107            13D                  Page 12 of 86

Name:             Leslie L. Vadasz

Business          2200 Mission College Boulevard, Santa Clara,
Address:          CA 95052

Principal         Senior Vice President, Director, Corporate
Occupation:       Business Development, Intel Corporation

Name, principal   Intel Corporation, a manufacturer of
business and      microcomputer components, modules and systems.
address of        2200 Mission College Boulevard
corporation or    Santa Clara, CA 95052
other
organization in
which employment
is conducted:


Name:             David B. Yoffie

Business          Harvard Business School, Morgan Hall 247,
Address:          Soldiers Field Road, Boston, MA 92163

Principal         Max and Doris Starr Professor of International
Occupation:       Business Administration

Name, principal   Harvard Business School, an educational
business and      institution.
address of        Harvard Business School
corporation or    Morgan Hall 247,Soldiers Field Road
other             Boston, MA 92163
organization in
which employment
is conducted:


Name:             Charles E. Young

Business          10920 Wilshire Boulevard, Los Angeles, CA
Address:          90024

Principal         Chancellor Emeritus
Occupation:

Name, principal   University of California at Los Angeles, an
business and      educational institution.
address of        10920 Wilshire Boulevard
corporation or    Los Angeles, CA 90024
other
organization in
which employment
is conducted:

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CUSIP No. 299096107            13D                  Page 13 of 86

                       EXECUTIVE OFFICERS

The following is a list of all executive officers of Intel Corporation excluding executive officers who are also directors. Unless otherwise indicated, each officer's business address is 2200 Mission College Boulevard, Santa Clara, California 95052-8119, which address is Intel Corporation's business address.

Name:       Paul S. Otellini
Title:      Executive    Vice    President,    Director,    Intel
            Architecture Business Group

Name:       Gerhard H. Parker
Title:      Executive   Vice  President,  General  Manager,   New
            Business Group

Name:       Albert Y. C. Yu
Title:      Senior     Vice    President,    General     Manager,
            Microprocessor Products Group

Name:       Andy D. Bryant
Title:      Vice President and Chief Financial Officer

Name:       F. Thomas Dunlap, Jr.
Title:      Vice President, General Counsel and Secretary

Name:       Sean M. Maloney
Title:      Vice President, Director, Sales and Marketing Group

Name:       Arvind Sodhani
Title:      Vice President, Treasurer

Name:       Michael R. Splinter
Title:      Vice  President,  General  Manager,  Technology   and
            Manufacturing Group

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CUSIP No. 299096107            13D                  Page 14 of 86

                                                     CONFIDENTIAL

                       EVANS & SUTHERLAND
                      COMPUTER CORPORATION

                    SERIES B PREFERRED STOCK
                 AND WARRANT PURCHASE AGREEMENT



                          JULY 20, 1998

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CUSIP No. 299096107            13D                  Page 15 of 86

                        TABLE OF CONTENTS

1.  AGREEMENT TO PURCHASE AND SELL STOCK . . . . . . . . . . . .1
 (a) Authorization  . . . . . . . . . . . . . . . . . . . . . .1
 (b) Agreement to Purchase and Sell Securities . . . . . . . . 1
 (c) Per Share Purchase Price  . . . . . . . . . . . . . . . . 1
 (d) Agreement to Purchase and Sell Warrant  . . . . . . . . . 2
 (e) Total Consideration . . . . . . . . . . . . . . . . . . . 2
2.  CLOSING . . . . . . . . . . . . . . . . . . . . . . . . . . 2
3.  REPRESENTATIONS AND WARRANTIES OF THE COMPANY . . . . . . . 2
 (a) Organization Good Standing and Qualification  . . . . . . 2
 (b) Capitalization  . . . . . . . . . . . . . . . . . . . . . 2
 (c) Due Authorization . . . . . . . . . . . . . . . . . . . . 3
 (d) Valid Issuance of Stock . . . . . . . . . . . . . . . . . 3
   (i) Valid Issuance  . . . . . . . . . . . . . . . . . . . . 3
   (ii) Compliance with Securities Laws  . . . . . . . . . . . 4
 (e) Governmental Consents . . . . . . . . . . . . . . . . . . 4
 (f) Non-Contravention . . . . . . . . . . . . . . . . . . . . 4
 (g) Litigation  . . . . . . . . . . . . . . . . . . . . . . . 5
 (h) Compliance with Law and Charter Documents . . . . . . . . 5
 (i) SEC Documents . . . . . . . . . . . . . . . . . . . . . . 5
   (i) Reports . . . . . . . . . . . . . . . . . . . . . . . . 5
   (ii) Financial Statements . . . . . . . . . . . . . . . . . 5
 (j) Absence of Certain Changes Since Balance Sheet Date . . . 6
 (k) Invention Assignment and Confidentiality Agreement  . . . 6
 (l) Intellectual Property . . . . . . . . . . . . . . . . . . 7
   (i) Ownership or Right to Use . . . . . . . . . . . . . . . 7
   (ii) Licenses; Other Agreements . . . . . . . . . . . . . . 7
   (iii) No Infringement . . . . . . . . . . . . . . . . . . . 7
   (iv) Employees and Consultants  . . . . . . . . . . . . . . 7
 (m) Registration Rights . . . . . . . . . . . . . . . . . . . 8
 (n) Title to Property and Assets  . . . . . . . . . . . . . . 8
 (o) Tax Matters . . . . . . . . . . . . . . . . . . . . . . . 8
 (p) Subsidiaries  . . . . . . . . . . . . . . . . . . . . . . 8
 (q) Environmental Matters . . . . . . . . . . . . . . . . . . 8
 (r) Brokers and Finders . . . . . . . . . . . . . . . . . . . 9
 (s) Shareholder Rights Plan . . . . . . . . . . . . . . . . . 9
 (t) Full Disclosure . . . . . . . . . . . . . . . . . . . . .10
4.   REPRESENTATIONS,  WARRANTIES AND CERTAIN AGREEMENTS  OF  THE
  INVESTOR . . . . . . . . . . . . . . . . . . . . . . . . . .10
 (a) Organization, Good Standing and Qualification . . . . . .10
 (b) Authorization . . . . . . . . . . . . . . . . . . . . . .10
 (c) Governmental Consents . . . . . . . . . . . . . . . . . .10
 (d) Non-Contravention . . . . . . . . . . . . . . . . . . . .10
 (e) Litigation  . . . . . . . . . . . . . . . . . . . . . . .11

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CUSIP No. 299096107            13D                  Page 16 of 86

 (f) Purchase for Own Account  . . . . . . . . . . . . . . . .11
 (g) Investment Experience . . . . . . . . . . . . . . . . . .11
 (h) Accredited Investor Status  . . . . . . . . . . . . . . .11
 (i) Restricted Securities . . . . . . . . . . . . . . . . . .11
 (j) Legends . . . . . . . . . . . . . . . . . . . . . . . . .11
 (j) Review of Information . . . . . . . . . . . . . . . . . .12
 (j) Acknowledgment of Risks . . . . . . . . . . . . . . . . .12
5.  CONDITIONS TO THE INVESTOR'S OBLIGATIONS AT CLOSING . . . .12
 (a) Representations and Warranties True . . . . . . . . . . .12
 (b) Performance . . . . . . . . . . . . . . . . . . . . . . .12
 (c) Securities Exemptions . . . . . . . . . . . . . . . . . .12
 (d) Proceedings and Documents . . . . . . . . . . . . . . . .12
   (i) Certified Charter Documents . . . . . . . . . . . . . .12
   (ii) Board Resolutions  . . . . . . . . . . . . . . . . . .13
 (e) Opinion of Company Counsel  . . . . . . . . . . . . . . .13
 (f) No Material Adverse Effect  . . . . . . . . . . . . . . .13
 (g) Other Actions . . . . . . . . . . . . . . . . . . . . . .13
6.  CONDITIONS TO THE COMPANY'S OBLIGATIONS AT CLOSING  . . . .13
 (a) Representations and Warranties True . . . . . . . . . . .13
 (b) Performance . . . . . . . . . . . . . . . . . . . . . . .13
 (c) Payment of Purchase Price . . . . . . . . . . . . . . . .13
 (d) Securities Exemptions . . . . . . . . . . . . . . . . . .13
 (e) Proceedings and Documents . . . . . . . . . . . . . . . .13
7.  COVENANTS OF COMPANY  . . . . . . . . . . . . . . . . . . .14
 (a) Information Rights  . . . . . . . . . . . . . . . . . . .14
   (i) Financial Information . . . . . . . . . . . . . . . . .14
     (A) Annual Reports  . . . . . . . . . . . . . . . . . . .14
     (B) Quarterly Reports . . . . . . . . . . . . . . . . . .14
   (ii) SEC Filings  . . . . . . . . . . . . . . . . . . . . .14
 (b) Registration Rights . . . . . . . . . . . . . . . . . . .14
   (i) Definitions . . . . . . . . . . . . . . . . . . . . . .14
     (A) Registration  . . . . . . . . . . . . . . . . . . . .14
     (B) Registrable Securities  . . . . . . . . . . . . . . .15
     (C) Registrable Securities Then Outstanding . . . . . . .15
     (D) Holder  . . . . . . . . . . . . . . . . . . . . . . .15
     (E) Forms S-1, S-2 and S-3  . . . . . . . . . . . . . . .15
   (ii) Shelf Registration . . . . . . . . . . . . . . . . . .15
     (A) Undertaking to Register . . . . . . . . . . . . . . .15
     (B) Selling Procedures; Suspension  . . . . . . . . . . .15
     (C) Expenses  . . . . . . . . . . . . . . . . . . . . . .17
     (D) Obligations of the Company  . . . . . . . . . . . . .17
   (iii) Demand Registration . . . . . . . . . . . . . . . . .17
     (A) Request by Holders  . . . . . . . . . . . . . . . . .17
     (B) Underwriting  . . . . . . . . . . . . . . . . . . . .18
     (C) Number of Demand Registrations  . . . . . . . . . . .18

CUSIP No. 299096107            13D                  Page 17 of 86

     (D) Deferral  . . . . . . . . . . . . . . . . . . . . . .18
     (E) Expenses  . . . . . . . . . . . . . . . . . . . . . .18
     (F) Obligations of the Company  . . . . . . . . . . . . .19
   (iv) Piggyback Registrations  . . . . . . . . . . . . . . .19
     (A) Underwriting  . . . . . . . . . . . . . . . . . . . .19
     (B) Expenses  . . . . . . . . . . . . . . . . . . . . . .20
     (C) Not Demand Registration . . . . . . . . . . . . . . .20
     (D) Obligations of the Company  . . . . . . . . . . . . .20
   (v) General Registration Obligations of the Company . . . .21
     (A) Registration Statement  . . . . . . . . . . . . . . .21
     (B) Amendments and Supplements  . . . . . . . . . . . . .21
     (C) Prospectuses  . . . . . . . . . . . . . . . . . . . .21
     (D) Blue Sky  . . . . . . . . . . . . . . . . . . . . . .21
     (E) Underwriting  . . . . . . . . . . . . . . . . . . . .21
     (F) Notification  . . . . . . . . . . . . . . . . . . . .21
     (G) Opinion and Comfort Letter  . . . . . . . . . . . . .21
   (vi) Furnish Information  . . . . . . . . . . . . . . . . .22
   (vii) Indemnification . . . . . . . . . . . . . . . . . . .22
     (A) By the Company  . . . . . . . . . . . . . . . . . . .22
     (B) By Selling Holders  . . . . . . . . . . . . . . . . .23
     (C) Notice  . . . . . . . . . . . . . . . . . . . . . . .23
     (D) Defects Eliminated in Final Prospectus  . . . . . . .24
     (E) Contribution  . . . . . . . . . . . . . . . . . . . .24
     (F) Survival  . . . . . . . . . . . . . . . . . . . . . .24
   (viii) Termination of the Company's Obligations . . . . . .24
   (ix) No Registration Rights to Third Parties  . . . . . . .25
 (c) Obligations Regarding Confidential Information  . . . . .25
   (i) Obligations . . . . . . . . . . . . . . . . . . . . . .25
   (ii) Certain Definitions  . . . . . . . . . . . . . . . . .25
   (iii) Non-Disclosure of Confidential Information  . . . . .25
   (iv) Public Announcements . . . . . . . . . . . . . . . . .26
   (v) Third Party Information . . . . . . . . . . . . . . . .26
   (vi) Other Disclosures  . . . . . . . . . . . . . . . . . .26
 (d) Board and Committee Observer  . . . . . . . . . . . . . .26
 (e) Rights in the event of a Corporate Event  . . . . . . . .27
   (i) Corporate Events  . . . . . . . . . . . . . . . . . . .27
   (ii) Notice of Corporate Events and Ten Percent (10%)
   Acquisitions . . . . . . . . . . . . . . . . . . . . . . . 28
   (iii) Right of First Refusal . . . . . . . . . . . . . . . 28
   (iv) Right of Resale . . . . . . . . . . . . . . . . . . . 29
   (v) Right of Notification and Negotiation  . . . . . . . . 29
   (vi) Right to Consent  . . . . . . . . . . . . . . . . . . 30
   (vii) Spin-Off of Graphics Business  . . . . . . . . . . . 30
 (f) Rights of Participation  . . . . . . . . . . . . . . . . 30
   (i) General  . . . . . . . . . . . . . . . . . . . . . . . 30
   (ii) Pro Rata Share  . . . . . . . . . . . . . . . . . . . 30

CUSIP No. 299096107            13D                  Page 18 of 86

   (iii) New Securities . . . . . . . . . . . . . . . . . . . 31
   (iv) Procedures  . . . . . . . . . . . . . . . . . . . . . 31
   (v) Failure to Exercise  . . . . . . . . . . . . . . . . . 32
   (vi) Termination . . . . . . . . . . . . . . . . . . . . . 32
 (g) Right of Maintenance . . . . . . . . . . . . . . . . . . 32
   (i) General  . . . . . . . . . . . . . . . . . . . . . . . 32
   (ii) Dilutive Securities . . . . . . . . . . . . . . . . . 32
   (iii) Purchase Price . . . . . . . . . . . . . . . . . . . 33
     (A) Employee Stock . . . . . . . . . . . . . . . . . . . 33
     (B) Other Dilutive Securities  . . . . . . . . . . . . . 33
     (C) Market Price . . . . . . . . . . . . . . . . . . . . 33
     (D) Alternative Purchase Price . . . . . . . . . . . . . 34
     (E) Consideration Other than Cash  . . . . . . . . . . . 34
     (F) Appraiser  . . . . . . . . . . . . . . . . . . . . . 34
   (iv) Prior Percentage Interest . . . . . . . . . . . . . . 34
   (v) Maintenance Amount . . . . . . . . . . . . . . . . . . 34
   (vi) Maintenance Notice  . . . . . . . . . . . . . . . . . 35
   (vii) Purchase of Maintenance Securities . . . . . . . . . 35
   (vi) Termination . . . . . . . . . . . . . . . . . . . . . 35
 (h) Standstill Agreement . . . . . . . . . . . . . . . . . . 35
8.  INDEMNIFICATION  . . . . . . . . . . . . . . . . . . . . . 37
 (a) Agreement to Indemnify . . . . . . . . . . . . . . . . . 37
   (i) Company Indemnity  . . . . . . . . . . . . . . . . . . 37
   (ii) Investor Indemnity  . . . . . . . . . . . . . . . . . 37
   (iii) Equitable Relief . . . . . . . . . . . . . . . . . . 38
 (b) Survival . . . . . . . . . . . . . . . . . . . . . . . . 38
 (c) Claims for Indemnification . . . . . . . . . . . . . . . 38
 (d) Defense of Claims  . . . . . . . . . . . . . . . . . . . 39
 (e) Certain Definitions  . . . . . . . . . . . . . . . . . . 40
9.  ASSIGNMENT AND DELEGATION  . . . . . . . . . . . . . . . . 40
 (a) Information Rights . . . . . . . . . . . . . . . . . . . 40
 (b) Registration Rights  . . . . . . . . . . . . . . . . . . 40
 (c) Confidential Information . . . . . . . . . . . . . . . . 41
 (d) Board Observer . . . . . . . . . . . . . . . . . . . . . 41
 (e) Rights On Corporate Events . . . . . . . . . . . . . . . 41
 (f) Rights of Participation and Maintenance  . . . . . . . . 41
10.  TRANSFERABILITY OF PURCHASED AND WARRANT SHARES . . . . . 41
11.  MISCELLANEOUS . . . . . . . . . . . . . . . . . . . . . . 41
 (a) Successors and Assigns . . . . . . . . . . . . . . . . . 41
 (b) Governing Law  . . . . . . . . . . . . . . . . . . . . . 42
 (c) Counterparts . . . . . . . . . . . . . . . . . . . . . . 42
 (d) Headings . . . . . . . . . . . . . . . . . . . . . . . . 42
 (e) Notices  . . . . . . . . . . . . . . . . . . . . . . . . 42
 (f) Amendments and Waivers . . . . . . . . . . . . . . . . . 42
 (g) Severability . . . . . . . . . . . . . . . . . . . . . . 42

CUSIP No. 299096107            13D                  Page 19 of 86

 (h) Entire Agreement . . . . . . . . . . . . . . . . . . . . 42
 (i) Further Assurances . . . . . . . . . . . . . . . . . . . 43
 (j) Construction . . . . . . . . . . . . . . . . . . . . . . 43
 (k) Fees, Costs and Expenses . . . . . . . . . . . . . . . . 43
 (l) Competition  . . . . . . . . . . . . . . . . . . . . . . 43
 (m) Cooperation in HSR Act Filings . . . . . . . . . . . . . 43
 (n) Adjustments for Stock Splits, Etc  . . . . . . . . . . . 44
 (o) Index of Defined Terms . . . . . . . . . . . . . . . . . 44

CUSIP No. 299096107            13D                  Page 20 of 86

                       EVANS & SUTHERLAND
                      COMPUTER CORPORATION

              SERIES B PREFERRED STOCK AND WARRANT
                       PURCHASE AGREEMENT

This Series B Preferred Stock and Warrant Purchase Agreement (this "Agreement") is made and entered into as of July 20, 1998 by and between Evans & Sutherland Computer Corporation, a Utah corporation (the "Company"), and Intel Corporation, a Delaware corporation (the "Investor").

                             RECITAL

In consideration for twenty-three million nine hundred ninety-nine thousand nine hundred eighty-eight dollars ($23,999,988) in cash, the Company shall issue (i) a number of shares of Class B-1 Preferred Stock, no par value, of the Company (the "Series B Preferred Stock") and (ii) a warrant to purchase three hundred seventy-eight thousand four hundred sixty-two (378,462) shares of Series B Preferred Stock, all on the terms and conditions set forth in this Agreement.

                            AGREEMENT

In consideration of the foregoing recitals, the mutual promises hereinafter set forth and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.   AGREEMENT TO PURCHASE AND SELL STOCK.

      (a) Authorization. As of the Closing, the Company's Board of Directors (the "Board") shall have authorized the issuance, pursuant to the terms and conditions of this Agreement, of up to one million five hundred thousand (1,500,000) shares of Series B Preferred Stock, having the rights, preferences privileges and restrictions set forth in the Certificate of Designation, Preferences and Other Rights of the Class B-1 Preferred Stock in the form attached hereto as Exhibit A (the "Certificate of Designation") and up to one million two hundred seventy-nine thousand eight hundred seventy (1,279,870) shares of the Company's common stock, par value $.20 (the "Common Stock"), for issuance upon conversion of Series B Preferred Stock.

     (b) Agreement to Purchase and Sell Securities. The Company hereby agrees to issue to the Investor at the Closing, and the Investor agrees to acquire from the Company at the Closing, nine hundred one thousand four hundred eight (901,408) shares of Series B Preferred Stock (collectively, the "Purchased Shares").

     (c) Per Share Purchase Price. The per share purchase price of the Series B Preferred Stock shall be twenty six and six hundred twenty-five one thousandths dollars ($26.625) (the "Per
Share Purchase Price").

      (d) Agreement to Purchase and Sell Warrant. The Company hereby agrees to issue to the Investor at the Closing a Warrant in the form attached hereto as Exhibit B (the

CUSIP No. 299096107            13D                  Page 21 of 86


"Warrant") to purchase three hundred seventy-eight thousand four hundred sixty-two (378,462) shares of Series B Preferred Stock
(the "Warrant Shares").

      (e) Total Consideration. The total consideration for the Purchased Shares and the Warrant shall consist of twenty-three million nine hundred ninety-nine thousand nine hundred eighty-eight dollars ($23,999,988) in cash.

2. CLOSING. The purchase and sale of the Purchased Shares and the Warrant (the "Closing") shall take place at the offices of Gibson, Dunn & Crutcher LLP, 1530 Page Mill Road, Palo Alto, California, at 10:00 a.m. California time, within three (3) business days after the conditions set forth in Sections 5 and 6 have been satisfied or waived by the party entitled to waive any such condition, or at such other time and place as the Company and the Investor mutually agree upon (which time and place are referred to in this Agreement as the "Closing Date"). At the Closing, the Company shall deliver to the Investor certificates representing the Purchased Shares and the Warrant, all against delivery to the Company by the Investor of the consideration set forth in Section 1(e), with the cash portion of the purchase price paid by wire transfer of funds to the Company. The Company and the Investor expect that Closing documents shall be delivered by facsimile with original signature pages sent by overnight courier.

3. REPRESENTATIONS AND WARRANTIES OF THE COMPANY. The Company hereby represents and warrants to the Investor that the statements in this Section 3 are true and correct, except as set forth in the Disclosure Letter from the Company to the Investor dated as of the date of this Agreement (the "Disclosure Letter") or disclosed in an SEC Document:

      (a) Organization, Good Standing and Qualification. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Utah and has all corporate power and authority required to (i) carry on its business as presently conducted and (ii) enter into this Agreement and the Warrant, and to consummate the transactions contemplated hereby and thereby. Each of the Company and its subsidiaries is qualified to do business and is in good standing in each jurisdiction in which the failure to so qualify would have a Material Adverse Effect on the Company. As used in this Agreement, "Material Adverse Effect" means a material adverse effect on, or a material adverse change in, or a group of such effects on or changes in, the business, operations, financial condition, results of operations, prospects, assets or liabilities of the applicable party and its subsidiaries, taken as a whole.

      (b)   Capitalization.   Immediately prior  to  and  without
giving effect to the transactions contemplated by this Agreement, the capitalization of the Company is as follows:

           (i) The authorized capital stock of the Company consists of: (x) 30,000,000 shares of Common Stock, of which 10,055,184 shares were issued and outstanding as of June 30, 1998; (y) 5,000,000 shares of Class A Preferred Stock, no par value (the "Series A Preferred Stock"), none of which were issued and outstanding as of June 30, 1998; and (z) 5,000,000 shares of Class B Preferred Stock, no par value, none of which were issued and outstanding as of June 30, 1998 (the Series A Preferred Stock and the Series B Preferred Stock

CUSIP No. 299096107            13D                  Page 22 of 86


together, the "Preferred Stock"). All such shares have been duly authorized, have been validly issued, are fully paid and nonassessable and are free of any liens or encumbrances other than any liens or encumbrances created by or imposed upon the holders thereof. As of June 30, 1998, the Company has reserved:
(1) 3,679,999 shares of Common Stock for issuance to officers, directors, employees or independent contractors or affiliates of the Company under the Company's 1998 Stock Option Plan; 1989 Stock Option Plan for Non-Employee Directors; 1995 Long Term Incentive Equity Plan; 1985 Stock Option Plan for Key Employees; and AccelGraphics, Inc. 1995 Stock Plan; (2) 28,300 shares of Common Stock for issuance to certain employees of the Company in connection with the Company's acquisition of substantially all of the assets of Silicon Reality, Inc. on June 26, 1998; and (3) 18,015,000 shares of Common Stock for issuance upon conversion of its outstanding 6% Convertible Subordinated Debentures due 2012. As of June 30, 1998, of the 3,708,299 shares of Common Stock reserved for issuance upon exercise of options, 2,341,850 shares remained subject to outstanding options with a weighted average exercise price of approximately $20.5235 and 290,870 shares were reserved for future grant. All shares of Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable. There are no other equity securities, options, warrants, calls, rights, commitments or agreements of any character to which the Company is a party or by which it is bound obligating the Company to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any shares of the capital stock of the Company or obligating the Company to grant, extend or enter into any such equity security, option, warrant, call, right, commitment or agreement. No such outstanding shares were issued in violation of any preemptive right (whether any such right is created in the Articles or by contract).

           (ii) The shares of Series B Preferred Stock and Common Stock to be issued pursuant to the transactions contemplated hereby will, upon issuance in accordance with this Agreement, be duly authorized, validly issued, fully paid and non-assessable.

     (c) Due Authorization. All corporate action on the part of the Company, its officers, directors and shareholders necessary for the authorization, execution, delivery of, and the performance of all obligations of the Company under this Agreement and the Warrant and for the authorization, issuance, reservation for issuance and delivery of all of the Purchased
Shares and the Warrant Shares, has been taken prior to the Closing, and this Agreement constitutes, and the Warrant when executed and delivered will constitute, valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms, except (i) as may be limited by (A) applicable bankruptcy, insolvency, reorganization or others laws of general application relating to or affecting the enforcement of creditors' rights generally and (B) the effect of rules of law governing the availability of equitable remedies and (ii) as rights to indemnity or contribution may be limited under federal or state securities laws or by principles of public policy thereunder.

     (d)  Valid Issuance of Stock.

           (i)   Valid  Issuance.   The  Purchased  Shares,  when
issued, sold and delivered in accordance with the terms of this Agreement, will be duly and validly issued, fully

CUSIP No. 299096107            13D                  Page 23 of 86


paid and nonassessable. The Warrant Shares and the Common Stock to be issued upon conversion of Purchased Shares and Warrant
Shares (the "Conversion Shares") have been duly and validly reserved for issuance and, upon issuance, sale and delivery in accordance with the terms of the Warrant, will be duly and validly issued, fully paid and nonassessable.

           (ii) Compliance with Securities Laws. Assuming the correctness of the representations made by the Investor in
Section 4, the Purchased Shares, the Warrant, the Warrant Shares and the Conversion Shares (assuming no change in applicable law and no unlawful distribution of Purchased Shares or the Warrant by the Investor or other Persons) will be issued to the Investor in compliance with applicable exemptions from (A) the registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the "Securities Act"), and
(B) the registration and qualification requirements of all applicable securities laws of the states of the United States.

      (e) Governmental Consents. No consent, approval, order or authorization of, or registration qualification, designation, declaration or filing with, any federal, state or local governmental authority on the part of the Company or any of its subsidiaries is required in connection with the consummation of the transactions contemplated by this Agreement and the Warrant, except for: (i) compliance with HSR Requirements that may be required for the voluntary conversion of Series B Preferred Stock into Common Stock; (ii) the filing of a Form 8-K with the
Securities and Exchange Commission (the "SEC") following the Closing; (iii) the filing of such qualifications or filings under the Securities Act and the regulations thereunder and all applicable state securities laws as may be required in connection with the transactions contemplated by this Agreement; (iv) the listing of the Conversion Shares for quotation on the Nasdaq National Market; and (v) the filing of the Certificate of Designation with the Secretary of State of the State of Utah. All such qualifications and filings will, in the case of qualifications, be effective on the Closing Date and will, in the case of filings, be made within the time prescribed by law. As used herein, the term "HSR Requirements" means compliance with the filing and other requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act").

       (f) Non-Contravention. The execution, delivery and performance of this Agreement and the Warrant by the Company, and the consummation by the Company of the transactions contemplated hereby and thereby, do not and will not: (i) contravene or conflict with the Company's Articles of Incorporation, as amended as of the Closing Date (the "Articles") or the Company's bylaws, as amended as of the Closing Date (the "Bylaws"); (ii) constitute a violation of any provision of any federal, state, local or foreign law binding upon or applicable to the Company or any of its subsidiaries; or (iii) constitute a default or require any consent under, give rise to any right of termination, cancellation or acceleration of, or to a loss of any benefit to which the Company or any of its subsidiaries is entitled under, or result in the creation or imposition of any lien, claim or encumbrance on any assets of the Company or any such subsidiary under, any contract to which the Company or such subsidiary is a party or any permit, license or similar right relating to the Company or such subsidiary or by which the Company or such subsidiary may be bound or affected in such a manner as, together with all other such matters, would have Material Adverse Effect on the Company.

CUSIP No. 299096107            13D                  Page 24 of 86


      (g) Litigation. There is no action, suit, proceeding, claim, arbitration or investigation (each, an "Action") pending or, to the Company's best knowledge, threatened: (i) against the Company or any of its subsidiaries, or any of their respective activities, properties or assets, or any officer, director or employee of the Company or any of its subsidiaries in connection with such officer's, director's or employee's relationship with, or actions taken on behalf of, the Company or such subsidiary, that is reasonably likely to have a Material Adverse Effect on the Company; or (ii) that seeks to prevent, enjoin, alter or delay any of the transactions contemplated by this Agreement or the Warrant. None of the Company and its subsidiaries is a party to or subject to the provisions of any order, writ, injunction, judgment or decree of any court or government agency or instrumentality. No Action by the Company or any of its subsidiaries is currently pending, nor does the Company or any of its subsidiaries intend to initiate any Action, that is reasonably likely to have a Material Adverse Effect on the Company.

     (h) Compliance with Law and Charter Documents. The Company is not in violation or default of any provision of the Articles or Bylaws. Each of the Company and its subsidiaries has complied and is in compliance with all applicable statutes, laws, regulations and executive orders of the United States of America and all states, foreign countries and other governmental authorities having jurisdiction over the Company's or any of its subsidiaries' business or properties, except for any violations that would not, either individually or in the aggregate, have a Material Adverse Effect on the Company.

     (i)  SEC Documents.

           (i) Reports. The Company has furnished to the Investor prior to the date hereof copies of its Annual Report on Form 10-K for the fiscal year ended December 31, 1997 ("Form 10-K"), its Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 1998 (the "Form 10-Q"), all amendments to the Form 10-K and Form 10-Q, and all other registration statements, reports and proxy statements filed by the Company with the SEC on or after March 31, 1998 (the Form 10-K, the Form 10-Q's and such registration statements, reports proxy statements and amendments thereto are collectively referred to herein as the "SEC Documents"). Each of the SEC Documents, as of the date thereof (or if amended or superseded by a filing prior to the Closing Date, then on the date of such filing), did not, and each of the registration statements, reports and proxy statements filed by the Company with the SEC after the date hereof and prior to the Closing Date will not, as of the date thereof (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Neither the Company nor any of its subsidiaries is a party to any material contract, agreement or other arrangement that was required to have been filed as an exhibit to the SEC Documents that was not so filed.

           (ii) Financial Statements. The Company has provided the Investor with copies of its audited financial statements (the "Audited Financial Statements") for the fiscal year ended December 31, 1997, and its unaudited financial statements for the three (3) month period ended March 31, 1998 (the "Balance Sheet Date"). Since the Balance Sheet Date, the Company has duly filed with the SEC all registration statements, reports and proxy statements

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CUSIP No. 299096107            13D                  Page 25 of 86


required to be filed by it under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the Securities Act. The audited and unaudited consolidated financial statements of the Company included in the SEC Documents filed prior to the date hereof fairly present, in conformity with generally accepted accounting principles ("GAAP") (except as otherwise permitted by Form 10-Q) applied on a consistent basis (except as may be indicated in the notes thereto), the consolidated financial position of the Company as at the dates thereof and the consolidated results of its operations and cash flows for the periods then ended (subject to normal year-end audit adjustments in the case of unaudited interim financial statements).

      (j) Absence of Certain Changes Since Balance Sheet Date. Since the Balance Sheet Date, the business and operations of the Company and each of its subsidiaries have been conducted in the ordinary course consistent with past practice, and there has not been:

           (i) any declaration, setting aside or payment of any dividend or other distribution of the assets of the Company with respect to any shares of its capital stock or any repurchase, redemption or other acquisition by the Company or any of its subsidiaries of any outstanding shares of the Company's capital stock;

           (ii) any damage, destruction or loss, whether or not covered by insurance, except for such occurrences that have not resulted, and are not expected to result, in a Material Adverse
Effect on the Company;

           (iii) any waiver by the Company or any of its subsidiaries of a valuable right or of a material debt owed to it, except for such waivers that have not resulted, and are not expected to result, individually or in the aggregate, in a Material Adverse Effect on the Company;

          (iv) any material change or amendment to, or any waiver of any material rights under a material contract or other arrangement by which the Company or any of its subsidiaries, or any of their respective assets or properties, is bound or subject, except for changes, amendments or waivers that are expressly provided for or disclosed in this Agreement or that have not resulted, and are not expected to result, individually or in the aggregate, in a Material Adverse Effect on the Company;

            (v) any change by the Company or any of its subsidiaries in its accounting principles, methods or practices or in the manner in which it keeps its accounting books and records, except any such change required by a change in GAAP; or

           (vi) any other event or condition of any character, except for such events and conditions that have not resulted, and are not expected to result, individually or in the aggregate, in a Material Adverse Effect on the Company.

      (k) Invention Assignment and Confidentiality Agreement. Each employee and consultant or independent contractor of the Company or any of its subsidiaries whose duties include the development of products or Intellectual Property, and each former employee and consultant or independent contractor whose duties included the development of products or Intellectual Property, has entered into and executed an invention assignment and confidentiality

CUSIP No. 299096107            13D                  Page 26 of 86


agreement in customary form or an employment or consulting agreement containing substantially similar terms.

     (l)  Intellectual Property.

           (i) Ownership or Right to Use. The Company or one of its subsidiaries has sole title to and owns, or is licensed or otherwise possesses legally enforceable rights to use, all patents or patent applications, software, know-how, registered or unregistered trademarks and service marks and any applications therefor, registered or unregistered copyrights, trade names, and any applications therefor, trade secrets or other confidential or proprietary information ("Intellectual Property") necessary to enable the Company and its subsidiaries to carry on their respective businesses as currently conducted, except where any deficiency, or group of deficiencies, therein would not have a Material Adverse Effect on the Company. The Company covenants that it shall, where the Company in the exercise of reasonable judgment deems it appropriate, use reasonable business efforts to seek copyright and patent registration, and other appropriate intellectual property protection, for Intellectual Property of the Company.

           (ii) Licenses; Other Agreements. Neither the Company nor any of its subsidiaries is currently subject to any exclusive licenses (whether such exclusivity is temporary or permanent) to any material portion of the Intellectual Property of the Company or any of its subsidiaries. There are not outstanding any licenses or agreements of any kind relating to any Intellectual Property of the Company or any of its subsidiaries, except for agreements with OEM's and other customers of the Company or any such subsidiary entered into in the ordinary course of its business and other licenses and agreements that, individually or in the aggregate, are not material. Neither the Company nor any of its subsidiaries is obligated to pay any royalties or other payments to third parties with respect to the marketing, sale, distribution, manufacture, license or use of any Intellectual Property, except as it may be so obligated in the ordinary course of its business, as disclosed in the Company's SEC Documents or where the aggregate amount of such payments could not reasonably be expected to be material.

           (iii) No Infringement. To the Company's best knowledge, neither the Company nor any of its subsidiaries has violated or infringed, nor is it currently violating or infringing, and neither the Company nor any of its subsidiaries has received any communication alleging that either the Company, any of its subsidiaries or any of their respective employees or consultants has violated or infringed, any Intellectual Property of any other Person, to the extent that any such violation or infringement, either individually or together with all other such violations and infringements, would have a Material Adverse Effect on the Company.

           (iv) Employees and Consultants. To the Company's best knowledge, no employee of or consultant to the Company or any of its subsidiaries is in default under any term of any employment contract, agreement or arrangement relating to Intellectual Property of the Company or any of its subsidiaries or any non-competition arrangement, other contract or restrictive covenant relating to the Intellectual Property of the Company or any of its subsidiaries, where such default, together with all other such defaults, would have a Material Adverse Effect on the Company. The Intellectual Property of the Company and its subsidiaries (other than any

CUSIP No. 299096107            13D                  Page 27 of 86


Intellectual Property duly acquired or licensed from third parties) was developed entirely by the employees of or consultants to the Company or one of its subsidiaries during the time they were employed or retained by it, and to the Company's best knowledge, at no time during conception or reduction to practice of such Intellectual Property of the Company or its subsidiaries were any such employees or consultants operating under any grant from a governmental authority or subject to any employment agreement or invention assignment or non-disclosure agreement or any other obligation with a third party that would materially and adversely affect the Company's or any of its subsidiaries' rights in the Intellectual Property of the Company or one of its subsidiaries. Such Intellectual Property of the Company and its subsidiaries does not, to the Company's best knowledge, include any invention or other intellectual property of such employees or consultants made prior to the time such employees or consultants were employed or retained by the Company or one of its subsidiaries nor any intellectual property of any previous employer of such employees or consultants nor the intellectual property of any other Person.

      (m) Registration Rights. Except as otherwise provided in this Agreement, the Company, as of the Closing Date, is not currently subject to any grant or agreement to grant to any Person any rights (including piggyback registration rights) to have any securities of the Company registered with the SEC or registered or qualified with any other governmental authority.

      (n) Title to Property and Assets. The material properties and assets of the Company and each of its subsidiaries are owned by the Company or such subsidiary free and clear of all mortgages, deeds of trust, liens, charges, encumbrances and security interests except for statutory liens for the payment of current taxes that are not yet delinquent and liens, encumbrances and security interests that arise in the ordinary course of business and do not affect such properties and assets of the Company and its subsidiaries, taken as a whole. With respect to the property and assets it leases, each of the Company and its subsidiaries is in compliance with such leases in all material respects.

      (o) Tax Matters. Each of the Company and it subsidiaries has filed all material tax returns required to be filed, which returns are true, complete and correct in all material respects, and neither the Company nor any of its subsidiaries is in default in the payment of such taxes, including penalties and interest, assessments, fees and other charges, shown thereon due or otherwise assessed, other than those being contested in good faith and for which adequate reserves have been provided or those currently payable without interest that were payable pursuant to said returns or any assessments with respect thereto.

      (p) Subsidiaries. The Company does not presently own or control, directly or indirectly, any more than a 1% interest in any other Person.

      (q) Environmental Matters. During the period that the Company or any of its subsidiaries has owned or leased its properties and facilities, (i) there have been no disposals, releases or threatened releases of Hazardous Materials on, from or under such properties or facilities which, either individually or in the aggregate, would have a Material Adverse Effect on the Company, and (ii) neither the Company, its subsidiaries nor, to the Company's knowledge,

CUSIP No. 299096107            13D                  Page 28 of 86


any other Person, has used, generated, manufactured or stored on, under or about such properties or facilities or transported to or from such properties or facilities any Hazardous Materials, where such use, generation, manufacture or storage, either individually or in the aggregate, would have a Material Adverse Effect on the Company. The Company has no knowledge of any presence, disposals, releases or threatened releases of Hazardous Materials on, from or under any of such properties or facilities, which may have occurred prior to the Company or any of its subsidiaries having taken possession of any of such properties or facilities and which, either individually or in the aggregate, would have a Material Adverse Effect on the Company. For purposes of this Agreement, the terms "disposal," "release," and "threatened release" shall have the definitions assigned thereto by the Comprehensive Environmental Response, Compensation and Liability Act of 1980, 42 U.S.C. Section 9601 et seq., as amended
("CERCLA"). For the purposes of this Agreement, "Hazardous Materials" means any hazardous or toxic substance, material or waste which is regulated under, or defined as a "hazardous substance", "pollutant", "contaminant", "toxic chemical", "hazardous material", "toxic substance" or "hazardous chemical" under (A) CERCLA; (B) the Emergency Planning and Community Right-to-Know Act, 42 U.S.C. Section 11001 et seq.; (C) the Hazardous Materials Transportation Act, 49 U.S.C. Section 1801, et seq.;
(D) the Toxic Substances Control Act, 15 U.S.C. Section 2601 et seq.; (E) the Occupational Safety and Health Act of 1970, 29 U.S.C. Section 651 et seq.; (F) regulations promulgated under any of the above statutes; or (G) any applicable state or local statute, ordinance, rule, or regulation that has a scope or purpose similar to those statutes identified above.

     (r) Brokers and Finders. Except for Hambrecht & Quist LLC, none of the Company, its subsidiaries, their respective directors or officers and their respective agents has incurred any obligation or liability, contingent or otherwise, for brokerage or finders' fees or agents' commissions or other similar payment in connection with this Agreement or any of the transactions contemplated hereby. The Company agrees to pay as and when due all amounts payable to Hambrecht & Quist LLC in connection with any of the transactions contemplated by this Agreement. The
Company will indemnify and hold the Investor harmless from any brokerage or finder's fees or agents' commissions or other similar payment alleged to be due by or through the Company or any of such other Persons as a result of the action of the Company, its subsidiaries, their respective directors or officers or their respective agents.

      (s) Shareholder Rights Plan. Neither the execution and delivery of this Agreement nor the Warrant, nor the consummation of any of the transactions contemplated hereby and thereby, will:
(i) result in the Investor, together with or without any of its "Affiliates" (as defined in the Company's Rights Agreement, dated as of November 18, 1988, between the Company and Zions First National Bank, a Utah banking corporation (the "Rights Plan")), "Associates" (as defined in the Rights Plan) and "Subsidiaries" (as defined in the Rights Plan) becoming an "Acquiring Person"
(as defined in the Rights Plan); (ii) result in a "Triggering Event" (as defined in the Rights Plan); or (iii) otherwise trigger the provisions of the Rights Plan. To the Company's best knowledge, no event has occurred on or before the Closing Date which would trigger any of the provisions of the Rights Plan. Upon issuance, each of the Conversion Shares will be deemed to represent a Right, as defined in the Rights Plan.

CUSIP No. 299096107            13D                  Page 29 of 86


      (t) Full Disclosure. The information contained in this Agreement, the Warrant, the Disclosure Letter and the SEC Documents with respect to the business, operations, assets, results of operations and financial condition of the Company, and the transactions contemplated by this Agreement and the Warrant, are true and complete in all material respects and do not omit to state any material fact or facts necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

4.    REPRESENTATIONS, WARRANTIES AND CERTAIN AGREEMENTS  OF  THE
INVESTOR.   The  Investor hereby represents and warrants  to  the
Company and agrees that:

      (a) Organization, Good Standing and Qualification. The Investor is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all corporate power and authority required to (i) carry on its business as presently conducted and (ii) enter into this Agreement and the Warrant, and to consummate the transactions contemplated hereby and thereby. The Investor is qualified to do business and is in good standing in each jurisdiction in which the failure to so qualify would have a Material Adverse Effect on the Investor.

      (b) Authorization. This Agreement and the Warrant have been duly authorized by all necessary corporate action on the part of the Investor. This Agreement and the Warrant constitute the Investor's valid and legally binding obligations, enforceable in accordance with their respective terms, except (i) as may be limited by (A) applicable bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting the enforcement of creditors' rights generally and (B) the effect of rules of law governing the availability of equitable remedies and
(ii) as rights to indemnity or contribution may be limited under federal or state securities laws or public policy thereunder.

      (c) Governmental Consents. No consent, approval, order or authorization of, or registration qualification, designation, declaration or filing with, any federal, state or local governmental authority on the part of the Investor is required in connection with the consummation of the transactions contemplated by this Agreement and the Warrant, except for the filing of such qualifications or filings under the Securities Act or the Exchange Act and the regulations thereunder and all applicable state securities laws as may be required in connection with the transactions contemplated by this Agreement or the Warrant. All such qualifications and filings will, in the case of qualifications, be effective on the Closing Date and will, in the case of filings, be made within the time prescribed by law.

       (d)   Non-Contravention.   The  execution,  delivery   and
performance of this Agreement and the Warrant by the Investor, and the consummation by the Investor of the transactions contemplated hereby and thereby, do not and will not: (i) contravene or conflict with the Investor's certificate of incorporation or bylaws, each as amended to the Closing Date;
(ii) constitute a violation of any provision of any federal, state, local or foreign law binding upon or applicable to the Investor; or (iii) constitute a default or require any consent under, give rise to any right of termination, cancellation or acceleration of, or to a loss of any benefit to which the Investor is entitled under, or result in the creation or imposition of any lien, claim or

CUSIP No. 299096107            13D                  Page 30 of 86


encumbrance on any assets of the Investor under, any contract to which the Investor is a party or any permit, license or similar right relating to the Investor or by which the Investor may be bound or affected in such a manner as, together with all other such matters, would have a Material Adverse Effect on the Investor.

      (e)  Litigation.  There is no Action pending that seeks  to
prevent,   enjoin,  alter  or  delay  any  of  the   transactions
contemplated by this Agreement or the Warrant.

     (f) Purchase for Own Account. The Purchased Shares and the Warrant are being acquired for investment for the Investor's own account, not as a nominee or agent, and not with a view to the public resale or distribution thereof within the meaning of the Securities Act, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor also represents that it has not been formed for the specific purpose of acquiring the Purchased Shares and the Warrant.

      (g) Investment Experience. The Investor understands that the purchase of the Purchased Shares and the Warrant involve substantial risk. The Investor has experience as an investor in securities of companies and acknowledges that it is able to fend for itself, can bear the economic risk of its investment in the Purchased Shares and the Warrant and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of its investment in the Purchased Shares and the Warrant and protecting its own interests in connection with this investment.

      (h)   Accredited  Investor  Status.   The  Investor  is  an
"accredited   investor"  within  the  meaning  of  Regulation   D
promulgated under the Securities Act.

      (i) Restricted Securities. The Investor understands that the Purchased Shares and the Warrant are, and the Warrant Shares upon issuance will be, characterized as "restricted securities" under the Securities Act, inasmuch as they are being acquired from the Company in a transaction not involving a public offering and that under the Securities Act and applicable regulations thereunder such securities may be resold without registration under the Securities Act only in certain limited circumstances. The Investor is familiar with Rule 144 of the SEC, as presently in effect, and understands the resale limitations imposed thereby and by the Securities Act.

     (j) Legends. The Investor agrees that the certificates for the Purchased Shares and, upon issuance thereof, the Warrant
Shares will bear the following legend:

     "The shares represented by this certificate have not been registered under the Securities Act of 1933 or with any state securities commission, and may not be transferred or disposed of by the holder in the absence of a registration statement which is effective under the Securities Act of 1933 and applicable state laws and rules, or, unless, immediately prior to the time set for transfer, such transfer may be effected without violation of the Securities Act of 1933 and other applicable state laws and rules."

CUSIP No. 299096107            13D                  Page 31 of 86


In addition, the Investor agrees that the Company may place stop transfer orders with its transfer agents with respect to such certificates. The appropriate portion of the legend and the stop transfer orders shall be removed promptly upon delivery to the Company of such satisfactory evidence as reasonably may be required by the Company that such legend or stop orders are not required to ensure compliance with the Securities Act.

      (k) Review of Information. The Investor has received and reviewed, and has been given the opportunity to ask questions of the Company with respect to, the following Company documents:
(i) Form 10-K, dated March 31, 1998, (ii) Proxy Statement, dated April 20, 1998, (iii) Amendment No. 1 to S-4 Registration Statement, dated May 15, 1998 (including the prospectus contained therein), (iv) Form 10-Q, dated May 11, 1998, (v) Form 10-K/A, dated May 13, 1998, and (vi) Form 8-K, dated July 13, 1998.

       (l) Acknowledgment of Risks. The Investor hereby acknowledges that its investment in the Purchased Shares is subject to certain risks and uncertainties, including those risks and uncertainties set forth under "Risk Factors" in the Company's Amendment No. 1 to S-4 Registration Statement, dated May 15, 1998.

5.    CONDITIONS TO THE INVESTOR'S OBLIGATIONS AT  CLOSING.   The
obligations of the Investor under Sections l and 2 are subject to the fulfillment or its waiver, before the Closing of each of the following conditions:

      (a) Representations and Warranties True. Each of the representations and warranties of the Company contained in
Section 3 shall be true and correct in all material respects on and as of the date hereof and on and as of the Closing Date, with the same effect as though such representations and warranties had been made as of the Closing Date.

      (b) Performance. The Company shall have performed and complied with all agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by it at or before the Closing and shall have obtained all approvals, consents and qualifications necessary to complete the purchase and sale described herein.

      (c) Securities Exemptions. The offer and sale of the Purchased Shares and the Warrant to the Investor pursuant to this Agreement shall be exempt from the registration requirements of the Securities Act and the registration or qualification requirements of all applicable state securities laws.

      (d) Proceedings and Documents. All corporate and other proceedings of the Company in connection with the transactions contemplated at the Closing and all documents incident thereto shall be reasonably satisfactory in form and substance to the Investor, and the Investor shall have received all such counterpart originals and certified or other copies of such documents as it may reasonably request. Such documents shall include the following:

           (i)   Certified  Charter Documents.   A  complete  and
correct copy of: (A) the Articles, certified as of a recent date by the Secretary of State of Utah, (B) the Certificate

CUSIP No. 299096107            13D                  Page 32 of 86


of Designation, certified as of a recent date by the Secretary of State of Utah and (C) the Bylaws, certified as of the Closing
Date by the Secretary of the Company; and

           (ii) Board Resolutions. A copy, certified by the Secretary of the Company, of the resolutions of the Board approving this Agreement and the Warrant and the issuance of the Purchased Shares and the Warrant and the other matters contemplated hereby and thereby.

      (e) Opinion of Company Counsel. The Investor shall have received an opinion on behalf of the Company, dated as of the Closing Date, from Snell & Wilmer, counsel to the Company, in substantially the form attached hereto as Exhibit C.

      (f) No Material Adverse Effect. Between the date hereof and the Closing, there shall not have occurred any Material
Adverse Effect on the Company.

      (g) Other Actions. The Company shall have executed such other certificates, agreements, instruments and other documents, and taken such other actions, as shall be customary or reasonably requested by the Investor in connection with the transactions contemplated hereby.

6.    CONDITIONS  TO THE COMPANY'S OBLIGATIONS AT  CLOSING.   The
obligations of the Company under Sections 1 and 2 are subject to the fulfillment or its waiver before the Closing of each of the following conditions:

        (a) Representations and Warranties True. The representations and warranties of the Investor contained in
Section 4 shall be true and correct in all material respects on and as of the date hereof and on and as of the Closing Date with the same effect as though such representations and warranties had been made as of the Closing Date.

      (b) Performance. The Investor shall have performed and complied with all agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by it at or before the Closing and shall have obtained all approvals, consents and qualifications necessary to complete the purchase and sale described herein.

      (c) Payment of Purchase Price. The Investor shall have delivered to the Company the full purchase price of the Purchased
Shares and the Warrant as specified in Section 1(e).

      (d) Securities Exemptions. The offer and sale of the Purchased Shares and the Warrant to the Investor pursuant to this Agreement shall be exempt from the registration requirements of the Securities Act and the registration and qualification requirements of all applicable state securities laws.

      (e) Proceedings and Documents. All corporate and other proceedings of the Investor in connection with the transactions contemplated at the Closing and all documents incident thereto shall be reasonably satisfactory in form and substance to the Company and to the

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CUSIP No. 299096107            13D                  Page 33 of 86


Company's legal counsel, and the Company shall have received all such counterpart originals and certified or other copies of such documents as it may reasonably request.

7. COVENANTS OF COMPANY. The Company covenants and agrees that:

     (a)  Information Rights.

           (i)   Financial  Information.   For  so  long  as  the
Investor holds any of the Purchased Shares, the Warrant, the Warrant Shares or the Conversion Shares, the Company shall:

                (A) Annual Reports. Furnish to the Investor promptly following the filing of such report with the SEC a copy of the Company's Annual Report on Form 10-K for each fiscal year, which shall include a consolidated balance sheet as of the end of such fiscal year, a consolidated statement of income and a consolidated statement of cash flows of the Company and its subsidiaries for such year, setting forth in each case in comparative form the figures from the Company's previous fiscal year, all prepared in accordance with generally accepted accounting principles and practices, consistently applied, and audited by nationally recognized independent certified public accountants. If the Company is no longer required to file Annual Reports on Form 10-K, the Company shall, within ninety (90) days following the end of each respective fiscal year, deliver to the Investor a copy of such balance sheets, statements of income and statements of cash flows.

                (B) Quarterly Reports. Furnish to the Investor promptly following the filing of such report with the SEC, a copy of each of the Company's Quarterly Reports on Form 10-Q, which shall include a consolidated balance sheet as of the end of the respective fiscal quarter, consolidated statements of income and consolidated statements of cash flows of the Company and its subsidiaries for the respective fiscal quarter and for the year to-date, setting forth in each case in comparative form the figures from the comparable periods in the Company's immediately preceding fiscal year, all prepared in accordance with generally accepted accounting principles and practices (except as otherwise permitted by Form 10-Q), consistently applied, but all of which may be unaudited. If the Company is no longer required to file Quarterly Reports on Form 10-Q, the Company shall, within forty-five (45) days following the end of each of the first three (3) fiscal quarters of each fiscal year, deliver to the Investor a copy of such balance sheets, statements of income and statements of cash flows.

           (ii)  SEC  Filings. The Company shall deliver  to  the
Investor copies of each other document filed with the SEC on a non-confidential basis promptly following the filing of such document with the SEC.

     (b)  Registration Rights.

          (i)  Definitions.  For purposes of this Agreement:

                 (A) Registration. The terms "register," "registered," and "registration" refer to a registration effected by preparing and filing a registration statement in compliance with the Securities Act and the declaration or ordering of effectiveness of such registration statement.

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CUSIP No. 299096107            13D                  Page 34 of 86


                  (B)     Registrable   Securities.    The   term
"Registrable Securities" means: (1) all shares of Common Stock issued or issuable (a) upon conversion of any of the Purchased Shares or Warrant Shares, (b) pursuant to the Right of Participation or the Right of Maintenance, and (2) any shares of Common Stock issued as (or issuable upon the conversion or exercise of any warrant, right or other security that is issued
as) a dividend or other distribution with respect to, or in exchange for or in replacement of, any of the securities described in the immediately preceding clause. Notwithstanding the foregoing, "Registrable Securities" shall exclude any Registrable Securities sold by any individual, corporation, partnership, trust or other entity or organization, including a governmental authority or any political subdivision thereof (each, a "Person") in a transaction in which rights under this
Section 7(b) are not assigned in accordance with this Agreement or any Registrable Securities sold in a public offering, whether sold pursuant to Rule 144 promulgated under the Securities Act, or in a registered offering, or otherwise.

               (C) Registrable Securities Then Outstanding. The number of shares of "Registrable Securities then outstanding" shall mean the number of shares of Common Stock that are Registrable Securities and (1) are then issued and outstanding or
(2)  are  then issuable pursuant to any conversion of the Warrant
Shares.

                (D) Holder. The term "Holder" means any Person owning of record Registrable Securities that have not been sold to the public or pursuant to Rule 144 promulgated under the Securities Act or any permitted assignee of record of such Registrable Securities to whom rights under this Section 7(b) have been duly assigned in accordance with this Agreement.

                (E) Forms S-1, S-2 and S-3. The terms "Form S-1," "Form S-2" and "Form S-3" mean, respectively, such forms under the Securities Act each as are in effect on the date hereof or such successor registration forms under the Securities Act subsequently adopted by the SEC requiring similar disclosure and permitting similar incorporation by reference to other documents filed by the Company with the SEC.

          (ii) Shelf Registration.

                (A) Undertaking to Register. Within ninety (90) days after the Closing Date, the Company shall file a registration statement on Form S-3 to register all of the Registrable Securities for resale to the general public (the "Shelf Registration Statement").

               (B)  Selling Procedures; Suspension.

                     (1)  Except in the event that paragraph  (2)
below applies, the Company shall: (a) if deemed necessary by the Company, prepare and file from time to time with the SEC a post-effective amendment to the Shelf Registration Statement or a supplement to the related prospectus or a supplement or amendment to any document incorporated therein by reference or file any other required document so that such registration statement shall not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, and so

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CUSIP No. 299096107            13D                  Page 35 of 86


that, as thereafter delivered to purchasers of the Registrable Securities being sold thereunder, such prospectus shall not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; (b) provide the Holders copies of any documents filed pursuant to the immediately preceding clause
(a); and (c) inform each Holder that the Company has complied with its obligations in the immediately preceding clause (a) (or that, if the Company has filed a post-effective amendment to the Shelf Registration Statement which has not yet been declared effective, the Company shall notify each such Holder to that effect, it shall use its best efforts to secure the effectiveness of such post-effective amendment and shall immediately notify each Holder pursuant to the immediately preceding clause (a) when the amendment has become effective).

                     (2)  In the event (a) of any request by  the
SEC or any other federal or state governmental authority during the period of effectiveness of the Shelf Registration Statement for amendments or supplements thereto or related prospectus or for additional information; (b) of the issuance by the SEC or any other federal or state governmental authority of any stop order suspending the effectiveness of the Shelf Registration Statement or the initiation of any proceedings for that purpose; (c) of the receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Registrable Securities for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; (d) of any event or circumstance which necessitates the making of any changes in the registration statement or prospectus, or any document incorporated or deemed to be incorporated therein by reference, so that, in the case of the Shelf Registration Statement, it shall not contain any untrue statement of a material fact or any omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, and that in the case of the prospectus, it shall not contain any untrue statement of a material fact or any omission to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; or (e) that, in the reasonable, good faith judgment of the Company's management or the Board, (i) the offering of securities pursuant thereto would materially and adversely affect
(A) a pending or proposed acquisition, merger, consolidation, reorganization, restructuring or similar transaction of or by the Company or other material corporate activity or transaction, or
(B) bona fide negotiations, discussions or proposals with respect to any of the foregoing, and (ii) in the event sales of Registrable Securities were made under the Shelf Registration Statement and disclosure of all material information with respect to the applicable circumstance(s) described in the immediately preceding clause (e)(i) had not been made, such circumstance(s) could reasonably be expected to cause a violation of the Securities Act or the Exchange Act (each a "Suspension Event"), then, subject to Section 7(b)(ii)(B)(4), the Company shall deliver a notice in writing to the Holders (a "Suspension Notice") to the effect of the foregoing and, upon receipt of such Suspension Notice, each such Holder shall refrain from selling any Registrable Securities pursuant to the Shelf Registration Statement (a "Suspension") until such Holder's receipt of copies of the supplemented or amended prospectus provided for in Section 7(b)(ii)(B)(1)(a), or until it is advised in writing by the Company that the prospectus may be used, and has received copies of any additional or supplemental filings that are incorporated or deemed incorporated by reference in such prospectus.

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CUSIP No. 299096107            13D                  Page 36 of 86


                    (3) In the event of any Suspension Event, or any material delay in effecting the registration under Section 7(b)(ii)(A), the Company shall use its best efforts to ensure that the use of the prospectus so suspended or delayed may be commenced or resumed, as the case may be, and that the Suspension shall terminate and the Holder's ability to sell pursuant to the prospectus so suspended shall commence or resume, as the case may be, as soon as practicable and, in the case of a pending development or event referred to in Section 7(b)(ii)(B)(2)(d) or
(e) as soon, in the reasonable and good faith judgment of the Board, as disclosure of such pending development, filing or event or the resumption of sales pursuant to the registration statement would not have a material adverse effect on the Company's ability to consummate or materially prejudice the Company's interest with respect to the transaction, if any, contemplated by such development, filing or event. Notwithstanding any other provision of this Agreement, the Company shall have the right to cause a maximum of two (2) Suspensions pursuant to Section 7(b)(ii)(B)(2)(d) or (e), neither of which may be within sixty
(60) days of the last day of the other, as provided above (including for this purpose a delay in effecting the registration pursuant to Section 7(b)(ii)(A)) during any 12-month period after the initial effective date of the registration statement, and the total number of days for which all Suspensions (including for this purpose a delay in effecting the Shelf Registration Statement pursuant to Section 7(b)(ii)(A)) during any 12-month period shall not exceed ninety (90) days in the aggregate.

                     (4)   The Company shall use its best efforts
to maintain the effectiveness of the Shelf Registration Statement pursuant this Section 7(b)(ii) for three (3) years after the Closing Date. The Company from time to time shall amend or supplement such registration statement and the prospectus contained therein to the extent necessary to comply with the Securities Act and any applicable state securities statue or regulation. The 3-year period time period referenced in the preceding sentence during which the Company is obligated to keep such registration statement effective shall be extended for a number of days equal to the number of days during which any Suspension was in effect. The Company shall use best efforts to obtain the withdrawal of any order suspending the effectiveness of the Shelf Registration Statement, or the lifting of any suspension of the qualification (or exemption from qualification) of any of the securities for sale in any jurisdiction, at the earliest practicable moment.

               (C)  Expenses.  The Company shall pay all expenses
incurred  in  connection with the registration pursuant  to  this
Section 7(b)(ii), including all federal and Blue Sky registration, filing and qualification fees, printer's and accounting fees, and fees and disbursements of the Company's and the Holder's respective counsel, but excluding underwriters' discounts and commissions relating to shares sold by the Holders.

                 (D)    Obligations  of  the  Company.   Whenever
required to effect the registration of any Registrable Securities under this Section 7(b)(ii), the Company shall perform all of its obligations under Section 7(b)(v).

          (iii)     Demand Registration.

                (A) Request by Holders. If the Company, at any time prior to the third (3rd) anniversary of the Closing Date, is unable to maintain the effectiveness of the

CUSIP No. 299096107            13D                  Page 37 of 86


Shelf Registration Statement, other than in connection with a Suspension Event, and during such time, the Company receives a written request from the Holders of at least twenty-five percent (25%) of the Registrable Securities then outstanding that the Company file a registration statement under the Securities Act covering the registration of Registrable Securities, then the Company shall, within ten (10) business days after the receipt of such written request, give written notice of such request ("Request Notice") to all Holders, and use its best efforts to effect, as soon as practicable, the registration under the Securities Act of all Registrable Securities that Holders request to be registered and included in such registration by written notice given such Holders to the Company within twenty (20) days after receipt of the Request Notice; provided, however, that the Registrable Securities requested by all Holders to be registered pursuant to such request must be at least fifteen percent (15%) of all Registrable Securities then outstanding. Such registration shall be effected on a Form S-1 or S-2, whichever is then available for the Company's use under the rules promulgated under the Securities Act.

                (B) Underwriting. If the Holders initiating a registration request under this Section 7(b)(iii) ("Initiating Holders") intend to distribute the Registrable Securities covered by their request by means of an underwriting, then they shall so advise the Company as a part of their request, and the Company shall include such information in the applicable Request Notice. In such event, the right of any Holder to include such Holder's Registrable Securities in such registration shall be conditioned upon such Holder's participation in such underwriting, and the inclusion of such Holder's Registrable Securities in the underwriting (unless otherwise mutually agreed by a majority in interest of the initiating Holders and such Holder determined based on the number of Registrable Securities held by such Holders and being registered). All Holders proposing to distribute their securities through such underwriting shall enter into an underwriting agreement in customary form with the managing underwriter or underwriters selected for such underwriting by the Holders of a majority of the Registrable Securities being registered and reasonably acceptable to the Company (including a market stand-off agreement of up to 180 days if required by such underwriters); provided, however, that it shall not be considered customary to require any of the Holders to provide representations and warranties regarding the Company or indemnification of the underwriters for material misstatements or omissions in the registration statement or prospectus for such offering.

                (C) Number of Demand Registrations. The Company shall be obligated to effect two (2) registrations pursuant to this Section 7(b)(iii).

                (D) Deferral. Notwithstanding the foregoing, if the Company shall furnish to Holders requesting the filing of a registration statement pursuant to this Section 7(b)(iii) a certificate signed by the President or Chief Executive Officer of the Company stating that in the reasonable, good faith judgment of the Board, it would be materially detrimental to the Company and its shareholders for such registration statement to be filed, then the Company shall have the right to defer such filing for a period of not more than sixty (60) days after receipt of the request of the initiating Holders; provided, however, that the Company may not utilize this right more than once in any twelve
(12) month period.

               (E) Expenses. The Company shall pay all expenses incurred in connection with any registration effected pursuant to this Section 7(b)(iii), including all federal

CUSIP No. 299096107            13D                  Page 38 of 86


and Blue Sky registration, filing and qualification fees, printer's and accounting fees, and fees and disbursements of the Company's and the Holder's respective counsel, but excluding underwriters' discounts and commissions relating to shares sold by the Holders. Each Holder participating in a registration effected pursuant to this Section 7(b)(iii) shall bear such Holder's proportionate share (based on the total number of shares sold in such registration other than for the account of the
Company) of all discounts, commissions or other amounts payable to underwriters or brokers in connection with such offering by the Holders. Notwithstanding the foregoing, the Company shall not be required to pay for any expenses of any registration begun pursuant to this Section 7(b)(iii) if the registration request is subsequently withdrawn at the request of the Holders of a majority of the Registrable Securities to be registered; provided, however, that if at the time of such withdrawal, the Holders have learned of a material adverse change in the condition, business or prospects of the Company not known to the Holders at the time of their request for such registration and have withdrawn their request for registration after learning of such material adverse change, then the Holders shall not be required to pay any of such expenses.

                 (F)    Obligations  of  the  Company.   Whenever
required to effect the registration of Registrable Securities under this Section 7(b)(iii), the Company shall perform all of its obligations under Section 7(b)(v).

          (iv) Piggyback Registrations. The Company shall notify all Holders of Registrable Securities in writing at least thirty
(30) days prior to filing any registration statement under the Securities Act for purposes of effecting a public offering of securities of the Company (including, but not limited to, registration statements relating to secondary offerings of securities of the Company, but excluding registration statements relating to any employee benefit plan or any merger or other corporate reorganization) and shall afford each such Holder an opportunity to include in such registration statement all or any part of the Registrable Securities then held by such Holder. Each Holder desiring to include in any such registration statement all or any part of the Registrable Securities held by such Holder shall within ten (10) business days after receipt of the above-described notice from the Company, so notify the Company in writing, and in such notice shall inform the Company of the number of Registrable Securities such Holder wishes to include in such registration statement. If a Holder decides not to include all of its Registrable Securities in any registration statement thereafter filed by the Company, such Holder shall nevertheless continue to have the right to include any Registrable Securities in any subsequent registration statement or registration statements as may be filed by the Company with respect to offerings of its securities, all upon the terms and conditions set forth herein.

                (A) Underwriting. If a registration statement under which the Company gives notice under this Section 7(b)(iv) is for an underwritten offering, then the Company shall so advise the Holders of Registrable Securities. In such event, the right of any such Holder's Registrable Securities to be included in such a registration pursuant shall be conditioned upon such Holder's participation in such underwriting and the inclusion of such Holder's Registrable Securities in the underwriting to the extent provided in this Section 7(b)(iv). All Holders proposing to distribute their Registrable Securities through such underwriting shall enter into an underwriting agreement in customary form with the managing underwriter or underwriters selected for such underwriting (including a market stand-off agreement of up to 180 days if required by such underwriters); provided, however, that it shall not be considered

CUSIP No. 299096107            13D                  Page 39 of 86


customary to require any of the Holders to provide representations and warranties regarding the Company or indemnification of the underwriters for material misstatements or omissions in the registration statement or prospectus for such offering. Notwithstanding any other provision of this Agreement, if the managing underwriter determine(s) in good faith that marketing factors require a limitation of the number of shares to be underwritten, then the managing underwriter(s) may exclude shares from the registration and the underwriting, and the number of shares that may be included in the registration and the underwriting shall be allocated, first to the Company, and second, to each of the Holders and other holders of registration rights on a parity with the Holders requesting inclusion of their Registrable Securities in such registration statement on a pro rata basis based on the total number of Registrable Securities and other securities entitled to registration then held by each such Holder or other holder; provided, however, that the right of the underwriters to exclude shares (including Registrable Securities) from the registration and underwriting as described above shall be restricted so that: (i) the number of Registrable Securities included in any such registration is not reduced below twenty-five percent (25%) of the aggregate number of Registrable Securities for which inclusion has been requested; and (ii) up to fifteen percent (15%) of the shares that are not Registrable Securities but are shares held by any employee, officer or director of the Company (or any subsidiary of the Company), shall first be excluded from such registration and underwriting before any Registrable Securities are so excluded. If any Holder disapproves of the terms of any such underwriting, such Holder may elect to withdraw therefrom by written notice to the Company and the underwriter, delivered at least ten (10) business days prior to the effective date of the registration statement. Any Registrable Securities excluded or withdrawn from such underwriting shall be excluded and withdrawn from the registration. For any Holder that is a partnership, the Holder and the partners and retired partners of such Holder, or the estates and family members of any such partners and retired partners and any trusts for the benefit of any of the foregoing Persons, and for any Holder that is a corporation, the Holder and all corporations that are affiliates of such Holder, shall be deemed to be a single "Holder," and any pro rata reduction with respect to such "Holder" shall be based upon the aggregate amount of shares carrying registration rights owned by all entities and individuals included in such "Holder," as defined in this sentence.

               (B)  Expenses.  The Company shall pay all expenses
incurred  in  connection with any registration pursuant  to  this
Section 7(b)(iv), including all federal and Blue Sky registration, filing and qualification fees, printer's and accounting fees, and fees and disbursements of the Company's and the Holders' respective counsel, but excluding any underwriters' discounts and commissions relating to shares sold by the Holders.

                 (C) Not Demand Registration. Registration pursuant to this Section 7(b)(iv) shall not be deemed to be a demand registration as described in Section 7(b)(iii). Except as otherwise provided herein, there shall be no limit on the number of times the Holders may request registration of Registrable Securities under this Section 7(b)(iv).

                 (D)    Obligations  of  the  Company.   Whenever
required to effect the registration of any Registrable Securities under this Section 7(b)(iii), the Company shall perform all of its obligations under Section 7(b)(v).

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CUSIP No. 299096107            13D                  Page 40 of 86


           (v)   General Registration Obligations of the Company.
Whenever  required to effect the registration of any  Registrable
Securities   under   this  Agreement,  the  Company   shall,   as
expeditiously as reasonably possible:

                (A) Registration Statement. Prepare and file with the SEC a registration statement with respect to such Registrable Securities and use its best efforts to cause such registration statement to become effective as promptly as possible after the filing date; provided, however, that, except as otherwise required by this Section 7(b), including Section 7(b)(ii)(B)(4), the Company shall not be required to keep any such registration statement effective for more than ninety (90) days.

               (B) Amendments and Supplements. Prepare and file with the SEC such amendments and supplements to such registration statement and the prospectus used in connection with such registration statement as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such registration statement.

                (C) Prospectuses. Furnish to the Holders such number of copies of a prospectus, including a preliminary prospectus, in conformity with the requirements of the Securities Act, and such other documents as they may reasonably request in order to facilitate the disposition of the Registrable Securities owned by them that are included in such registration.

                (D) Blue Sky. Use its best efforts to register and qualify the securities covered by such registration statement under such other securities or Blue Sky laws of such jurisdictions as shall be reasonably requested by the Holders, provided that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such states or jurisdictions.

                 (E)    Underwriting.   In  the  event   of   any
underwritten public offering, enter into and perform its obligations under an underwriting agreement in usual and customary form, with the managing underwriter(s) of such offering.

                 (F) Notification. Notify each Holder of Registrable Securities covered by such registration statement at any time when a prospectus relating thereto is required to be delivered under the Securities Act of the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing.

                (G) Opinion and Comfort Letter. Furnish, at the request of any Holder requesting registration of Registrable
Securities, on the date that such Registrable Securities are delivered to the underwriters for sale, if such securities are being sold through underwriters, or, if such securities are not being sold through underwriters, on the date that the registration statement with respect to such securities becomes effective, (1) an opinion, dated as of such date, of the counsel representing the Company for the purposes of such registration, in

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form and substance as is customarily given to underwriters in  an underwritten public offering and reasonably satisfactory to a majority in interest of the Holders requesting registration, addressed to the underwriters, if any, and to the Holders requesting registration of Registrable Securities and (2) a "comfort" letter dated as of such date, from the independent
certified  public  accountants  of  the  Company,  in  form   and
substance as is customarily given by independent certified public accountants to underwriters in an underwritten public offering and reasonably satisfactory to a majority in interest of the Holders requesting registration, addressed to the underwriters, if any, and to the Holders requesting registration of Registrable Securities.

           (vi) Furnish Information. It shall be a condition precedent to the obligations of the Company to take any action pursuant to Section 7(b)(ii), (iii) or (iv) that the selling Holders shall furnish to the Company such information regarding themselves, the Registrable Securities held by them, and the intended method of disposition of such securities as shall reasonably be required to timely effect the registration of their Registrable Securities.

            (vii)       Indemnification.   In   the   event   any
Registrable Securities are included in a registration effected under Section 7(b)(ii), (iii) or (iv):

                (A) By the Company. To the extent permitted by law, the Company shall indemnify and hold harmless each Holder, the partners, officers, shareholders, employees, representatives and directors of each Holder, any underwriter (as defined in the Securities Act) for such Holder and each Person, if any, who controls such Holder or underwriter within the meaning of the Securities Act or the Exchange Act, against any losses, claims, damages, or Liabilities (joint or several) to which they may become subject under the Securities Act, the Exchange Act or other federal or state law, insofar as such losses, claims, damages, or liabilities (or actions in respect thereof) arise out of or are based upon any of the following statements, omissions or violations (each, a "Violation"):

                     (1)   any untrue statement or alleged untrue
statement of a material fact contained in such registration statement, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto;

                     (2)   the  omission or alleged  omission  to
state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading; or

                     (3)   any violation or alleged violation  by
the Company of the Securities Act, the Exchange Act, any federal or state securities law or any rule or regulation promulgated under the Securities Act, the Exchange Act or any federal or state securities law in connection with the offering covered by such registration statement; for any legal or other expenses reasonably incurred by them, as incurred, in connection with investigating or defending any such loss, claim, damage, liability or action;

provided, however, that the indemnity agreement contained in paragraph (A) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Company (which consent shall not be unreasonably

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withheld), nor shall the Company be liable in any such  case  for any such loss, claim, damage, liability or action to the extent that it arises out of or is based upon a Violation that occurs in
reliance   upon  and  in  conformity  with  written   information
furnished  expressly for use in connection with such registration
by   such   Holder,  partner,  officer,  shareholder,   employee,
representative,  director,  underwriter  or  controlling   person
(within the meaning of the Securities Act) of such Holder.

                (B) By Selling Holders. To the extent permitted by law, each selling Holder shall indemnify and hold harmless the Company, each of its directors, each of its officers who have signed the registration statement, each Person, if any, who controls the Company within the meaning of the Securities Act, any underwriter and any other Holder selling securities under such registration statement or any of such other Holder's partners, officers, shareholders, employees, representatives and directors and any Person who controls such Holder within the meaning of the Securities Act or the Exchange Act, against any losses, claims, damages or liabilities (joint or several) to which the Company or any such officer or director, controlling person, underwriter or other such Holder, partner, officer, shareholder, employee, representative, director or controlling person of such other Holder may become subject under the Securities Act, the Exchange Act or other federal or state law, insofar as such losses, claims, damages or liabilities (or actions in respect thereto) arise out of or are based upon any Violation, in each case to the extent (and only to the extent) that such Violation occurs in reliance upon and in conformity with written information furnished by such Holder expressly for use in connection with such registration; and each such Holder shall reimburse any legal or other expenses reasonably incurred by the Company or any such officer or director, controlling person (within the meaning of the Securities Act), underwriter or other Holder, partner, officer, shareholder, employee, representative, director or controlling person of such other Holder in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the indemnity agreement contained in this paragraph (B) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Holder which consent shall not be unreasonably withheld; and provided further, that the total amounts payable in indemnity by a Holder under this subsection or otherwise in respect of any Violation shall not exceed the net proceeds received by such Holder in the registered offering out of which such Violation arises.

                 (C)   Notice.   Promptly  after  receipt  by  an
indemnified party of notice of the commencement of any action (including any governmental action), such indemnified party shall, if a claim in respect thereof is to be made against any indemnifying party under this section, deliver to the indemnifying party a written notice of the commencement thereof and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume the defense thereof with counsel mutually satisfactory to the parties; provided, however, that an indemnified party shall have the right to retain its own counsel, with the fees and expenses to be paid by the indemnifying party, to the extent that representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential conflict of interests between such indemnified party and any other party represented by such counsel in such proceeding. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action shall not

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relieve such indemnifying party of liability except to the extent the indemnifying party is materially prejudiced as a result thereof.

                (D) Defects Eliminated in Final Prospectus. The foregoing indemnity agreements of the Company and the Holders are subject to the condition that, insofar as they relate to any Violation made in a preliminary prospectus but eliminated or remedied in the amended prospectus on file with the SEC at the time the registration statement in question becomes effective or the amended prospectus filed with the SEC pursuant to SEC Rule 424(b) (the "Final Prospectus"), such indemnity agreement shall not inure to the benefit of any Person if a copy of the Final Prospectus was timely furnished to the indemnified party and was not furnished to the Person asserting the loss, liability, claim or damage at or prior to the time such action is required by the Securities Act.

                (E)   Contribution.  In order to provide for just
and   equitable  contribution  to  joint  liability   under   the
Securities Act in any case in which either (1) any Holder exercising rights under this Agreement, or any controlling person of any such Holder, makes a claim for indemnification pursuant to this Section 7(b)(vii), but it is judicially determined (by the entry of a final judgment or decree by a court of competent jurisdiction and the expiration of time to appeal or the denial of the last right of appeal) that such indemnification may not be enforced in such case notwithstanding the fact that this section provides for indemnification in such case, or (2) contribution under the Securities Act may be required on the part of any such selling Holder or any such controlling person in circumstances for which indemnification is provided under this Section 7(b)(vii); then, and in each such case, the Company and such Holder shall contribute to the aggregate losses, claims, damages or liabilities to which they may be subject (after contribution from others) in such proportion so that such Holder is responsible for the portion represented by the percentage that the public offering price of its Registrable Securities offered by and sold under the registration statement bears to the public offering price of all securities offered by and sold under such registration statement, and the Company and other selling Holders are responsible for the remaining portion; provided, however, that, in any such case: (a) no such Holder shall be required to contribute any amount in excess of the public offering price of all such Registrable Securities offered and sold by such Holder pursuant to such registration statement; and (b) no Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.

               (F) Survival. The obligations of the Company and Holders under this Section 7(b)(vii) shall survive until the fifth (5th) anniversary of the closing date of any offering of Registrable Securities in a registration statement, regardless of the expiration of any statutes of limitation or extensions of such statutes.

           (viii) Termination of the Company's Obligations. The Company shall have no further obligations pursuant to this
Section 7(b) with respect to any Registrable Securities proposed to be sold by a Holder in a registration pursuant to Section 7(b)(ii), (iii) or (iv) more than three (3) years after the Closing Date, or, if, in the written opinion of counsel to the Company, reasonably acceptable to counsel for a Holder, all such Registrable Securities

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CUSIP No. 299096107            13D                  Page 44 of 86


proposed  to be sold by a Holder may then be sold under Rule  144 under the Securities Act in one transaction without exceeding the volume limitations thereunder.

           (ix) No Registration Rights to Third Parties. So long as the Investor holds any Purchased Shares, the Warrant or any Conversion Shares, without the prior written consent of the Investor, the Company covenants and agrees that it shall not grant, or cause or permit to be created, for the benefit of any Person any registration rights of any kind (whether similar to the registration rights described in this Section 7(b), or otherwise) relating to shares of the Common Stock or any other voting securities of the Company, other than rights that are on parity with or subordinate to the rights of the Holders.

     (c)  Obligations Regarding Confidential Information.

          (i) Obligations. Except to the extent required by law or judicial order or except as otherwise provided herein, each party to this Agreement covenants and agrees that such party shall hold any of the other's Confidential Information in confidence and shall: (A) use the same degree of care to prevent unauthorized disclosure or use of the Confidential Information that the receiving party uses with its own information of like nature (but in no event less than reasonable care), (B) limit disclosure of the Confidential Information, including any
materials  regarding  the  Confidential  Information   that   the
receiving party has generated, to such of its employees and contractors as have a need to know the Confidential Information to accomplish the purposes of this Agreement, and (C) advise its employees, agents and contractors of the confidential nature of the Confidential Information and of the receiving party's obligations under this Agreement and the Corporate Non-Disclosure Agreement Number 05331 dated as of June 5, 1992 (the "Non-Disclosure Agreement").

            (ii)  Certain  Definitions.   For  purposes  of  this
Agreement,  the  term "Confidential Information" refers  to  this
Agreement, the Warrant, the Project Sapphire Equity Financing Term Sheet, the Non-Disclosure Agreement and all drafts of such documents (collectively, the "Transaction Agreements"). Any employee or contractor of the receiving party having access to the Confidential Information shall be required to sign a non-disclosure agreement protecting the Confidential Information if not already bound by such a non-disclosure agreement.

           (iii) Non-Disclosure of Confidential Information. Except to the extent required by law or judicial or administrative order or except as otherwise provided herein, neither party shall disclose any Transaction Agreement or any of its terms without the other's prior written approval. Either party may disclose any Transaction Agreement, or the terms thereof, to the extent required by law or judicial or administrative order, provided that the disclosing party notifies the other party promptly before such disclosure and cooperates with the other party to seek confidential treatment with respect to the disclosure if requested by the other party. Notwithstanding the foregoing provisions or any other provision to the contrary, the Company shall not, without the Investor's prior written consent (which consent generally will not be granted), file any Transaction Agreement other than this Agreement and the Warrant (each of which may be filed) with the SEC or any other governmental authority or regulatory body (an "Exhibit Filing"); provided, however, that, in connection with any offering of securities by the

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CUSIP No. 299096107            13D                  Page 45 of 86


Company for which registration is sought under the Securities Act, or any filing required to be made by the Company under the Exchange Act, the Company may make the Exhibit Filing, but if and only if: (A) the Company is instructed by the SEC to make the Exhibit Filing in a written comment provided to the Company as a part of the SEC's review of such filing, (B) the Company provides the Investor with a copy of such comment promptly following the Company's receipt thereof, (C) the Company uses its best efforts to persuade the SEC to withdraw its comment, (D) the Company provides the Investor with a reasonable opportunity to comment on the Company's written response to the SEC with respect to such comment, (E) the Company provides the Investor with the opportunity to meet with the Company, in person or by phone, together with the staff of the SEC to assist the Company in responding to such comment, and (F) the Company engages in a conference with the SEC Branch Chief responsible for the offering, in which a representative of the Investor participates and is given an opportunity to be heard, and after such conference the Branch Chief persists in his or her requirement that such Exhibit Filing be made by the Company. In furtherance of the foregoing, the Company acknowledges and agrees that, unless advised by counsel of the Company to the contrary, it shall not take the position, in connection with any filing or discussion with, or response to, the SEC or any state securities regulatory authority, that it is required by law or the rules or regulations of any federal, state or local organization to file any Transaction Agreement or any other agreement in existence on the date hereof between the Company and the Investor with any regulatory authorities (including the SEC); and the Company shall not, except as otherwise permitted above, file any of the Transaction Agreements with the SEC or any other governmental authority or regulatory body. The Company agrees that it shall provide the Investor with drafts of any documents, press releases or other filings in which any Transaction Agreement or the transactions contemplated thereby are disclosed at least five (5) business days prior to the filing or disclosure thereof, and that, unless permitted by the terms of this Section, it shall not disclose, issue or file any such document, press release or other filing to which Investor has objected.

           (iv) Public Announcements. Prior to the Closing, the parties shall agree on the content of a joint press release announcing the existence of this Agreement, which press release shall only be issued in the form mutually agreed by the parties.

           (v) Third Party Information. Neither party shall be required to disclose to the other any confidential information of any third party without having first obtained such third party's prior written consent.

            (vi)   Other  Disclosures.   All  other  confidential
information exchanged by the parties hereto shall be disclosed pursuant to the Non-Disclosure Agreement.

     (d)  Board and Committee Observer.

          (i) So long as the Investor owns any Purchased Shares, Warrant Shares or Conversion Shares or the Warrant or any part thereof equaling or representing the right to receive in the aggregate at least ninety percent (90%) of the number of Conversion Shares as of the Closing Date (as may be adjusted pursuant to Section 11(n)), the Company shall permit a representative of the Investor, approved by the Company, such approval not to be unreasonably withheld (the "Observer"), to attend all meetings of the Board and all committees of the Board,

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whether in person, telephonic or other, in a non-voting, observer capacity and shall provide to the Investor, concurrently with the members of the Board or such Board committee, notice of such
meeting and a copy of all materials provided to such members.   A
majority  of  the  disinterested members of the  Board  shall  be entitled to recuse the Observer from portions of any Board or Board committee meeting and to redact portions of Board or Board committee materials delivered to the Observer where and to the
extent  that such majority determines, in good faith, that:   (a)
such recusal is reasonably necessary to preserve attorney-client privilege with respect to a material matter; or (b) the presence of the Observer would materially inhibit deliberations by the Board because of a reasonable concern of a conflict of interest between the Company and Investor.

            (ii) Exchanges of confidential and proprietary information between the Company and the Observer shall be governed by the terms of the Non-Disclosure Agreement, and any Confidential Information Transmittal Records provided in connection therewith.

           (iii) The Company acknowledges that the Observer will likely have, from time to time, information that may be of interest to the Company ("Information") regarding a wide variety of matters including, by way of example only, (a) the Investor's technologies, plans and services, and plans and strategies relating thereto, (b) current and future investments the Investor has made, may make, may consider or may become aware of with respect to other companies and other technologies, products and services, including, without limitation, technologies, products and services that may be competitive with those of the Company, and (c) developments with respect to the technologies, products and services, and plans and strategies relating thereto, of other companies, including, without limitation, companies that may be competitive with the Company. The Company recognizes that a portion of such Information may be of interest to the Company. Such Information may or may not be known by the Observer. The Company, as a material part of the consideration for this Agreement, agrees that neither the Investor nor the Observer shall have any duty to disclose any Information to the Company or permit the Company to participate in any projects or investments based on any Information, or to otherwise take advantage of any opportunity that may be of interest to the Company if it were aware of such Information, and hereby waives, to the extent permitted by law, any claim based on the corporate opportunity doctrine or otherwise that could limit the Investor's ability to pursue opportunities based on such Information or that would require the Investor or Observer to disclose any such Information to the Company or offer any opportunity relating thereto to the Company.

     (e)  Rights in the event of a Corporate Event.

           (i) Corporate Events. A "Corporate Event" shall mean any of the following, whether accomplished through one or a series of related transactions: (A) any transaction, other than an Acquisition Issuance, that results in a greater than thirty-three percent (33%) change in the total outstanding number of voting securities (which, for purposes of this Agreement, shall mean all securities of the Company that presently are, or would be upon conversion, exchange or exercise, entitled to vote in the election of directors) of the Company immediately after such issuance (other than any such change solely as a result of a stock split, stock dividend or other recapitalization affecting holders of Common Stock and other classes of

CUSIP No. 299096107            13D                  Page 47 of 86


voting securities of the Company on a pro rata basis); (B) an acquisition of the Company or any of its "Significant Subsidiaries" (as defined in the SEC's Rule 1-02(w) of Regulation S-X) by consolidation, merger, share purchase or exchange or other reorganization or transaction in which the holders of the Company's or such Significant Subsidiary's outstanding voting securities immediately prior to such transaction own, immediately after such transaction, securities representing less than fifty percent (50%) of the voting power of the Company, any such Significant Subsidiary or the Person issuing such securities or surviving such transaction, as the case may be, provided that this clause (B) shall not apply to the pro rata distribution by the Company to its shareholders of all the voting securities of any of its subsidiaries as to which assets, other than Assets of the Graphics Business, were contributed by the Company in anticipation of such distribution; (C) the acquisition of all or substantially all the assets of the Company or any Significant Subsidiary; (D) the grant by the Company or any of its Significant Subsidiaries of an exclusive license for any material portion of the Company's or such Significant Subsidiary's Intellectual Property to a Person other than the Investor or any of its subsidiaries; (E) any transaction or series of related transactions that results in the failure of the majority of the members of the Board immediately prior to the closing of such transaction or series of related transactions failing to constitute a majority of the Board (or its successor) immediately following such transaction or series of related transactions.

           (ii) Notice of Corporate Events and Ten Percent (10%) Acquisitions. Until expiration of the period (x) beginning on the Closing Date and (y) ending on the later of twenty-four (24) months after the Closing Date and six (6) months after the first commercial shipments of the product code-named Merced by the Investor, but in no event ending later than December 31, 2000 (the "ROFR Period"), the Company shall provide the Investor with detailed written notice of terms of any offer (written or oral) from any Person: (A) for a proposed Corporate Event or (B) to acquire ten percent (10%) or more of the Company's outstanding voting securities. Any notice shall be delivered to the Investor within two (2) business days after the date the Company first becomes aware of such offer or proposed Corporate Event or ten percent (10%) acquisition. Without limiting the generality of the foregoing, such notice shall set forth the identity(ies) of the Person(s) involved.

           (iii) Right of First Refusal. During the ROFR Period, the Company shall, prior to effecting or entering into any agreement for any Corporate Event, present to the Investor in writing the final terms and conditions of the proposed Corporate Event, including the name of the other party or parties to the Corporate Event and a copy of the definitive agreements that the Company is prepared to enter into (such information and agreements, a "Final Notice"). The Investor shall have thirty
(30) business days after the date of receipt of the Final Notice to deliver written notice to the Company agreeing to enter into a written agreement with the Company on substantially the same terms and conditions specified in the Final Notice, which agreement shall nevertheless provide for consummation of the transaction within one-hundred twenty (120) days after the date of delivery of the Final Notice (such 120 day period subject to extensions for regulatory compliance). During such 30 business day period, the Investor shall be entitled to conduct due diligence with the reasonable cooperation of the Company. If the Investor fails to so agree in writing within such 30 business day period, for a period of one hundred twenty (120) days thereafter, the Company shall have the right to enter into an

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CUSIP No. 299096107            13D                  Page 48 of 86


agreement regarding such Corporate Event with the party or parties specified in the applicable Final Notice.

           (iv) Right of Resale. If the Investor shall fail to exercise its right of first refusal as to a Corporate Event pursuant to Section 7(e)(iii), the Investor shall, upon the Company's entering into an agreement to consummate a Corporate Event, have the right to sell to the Company any or all Purchased Shares, Warrant Shares and Conversion Shares. Such sale shall be made on the following terms and conditions:

                (A) The price per share at which such shares are to be sold to Company shall be equal to the greater of: (1) Per Share Purchase Price and (2) either the highest price per share of capital stock (or equivalent) paid in connection with the Corporate Event or, if the transaction involves the sale of a Significant Subsidiary or assets or the licensing of Intellectual Property, the Investor's pro rata share of the consideration received, directly or indirectly, by the Company in such transaction based on its then fully-diluted ownership of the Company's capital stock.

                (B) Immediately prior to the consummation of the Corporate Event, the Investor shall deliver to the Company the certificate or certificates representing shares to be sold, each certificate to be properly endorsed for transfer.

                (C) The Company shall, assuming its receipt of the certificate or certificates for the shares to be sold by the Investor, pay the aggregate purchase price therefor in cash immediately upon consummation of the Corporate Event.

           (v) Right of Notification and Negotiation. For a period (X) commencing on the day after the last day of the ROFR
Period  and  (Y)  ending on the day that  is  the  two  (2)  year anniversary  of such last day, the Company shall,  prior  to  the
Board's approving or disapproving a Corporate Event or the Company's or any of its subsidiaries' entering into a definitive agreement with respect to a Corporate Event, notify the Investor of all terms and conditions of such Corporate Event and then attempt to negotiate in good faith with the Investor for a period of not less than fifteen (15) business days for the Investor to acquire the Company (or Significant Subsidiary, assets or license, as the case may be) or enter into another Corporate Event with the Company. During such fifteen (15) business day period, the Investor shall be entitled to conduct due diligence with the reasonable cooperation of the Company. During such fifteen (15) business day period, any alternative proposal made by the Investor shall be submitted by the Company to the Board and the Board shall, in good faith, either approve or disapprove the Investor's alternative proposal. To the extent that the Company and the Investor do not enter into an agreement with respect to such an acquisition or other Corporate Event with the Investor during such fifteen (15) business day period, the Board shall be free to approve or disapprove such Corporate Event and the Company shall be free to enter into a definitive agreement with respect to a Corporate Event with a third party and subsequently consummate such Corporate Event; provided, however, that such definitive agreement is entered into within one hundred twenty (120) days following termination of such fifteen (15)
business day period; provided further, that if during such fifteen (15) business day period, the Investor shall have made a written offer for the acquisition of the Company, the Corporate Event with such a third party

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CUSIP No. 299096107            13D                  Page 49 of 86


shall be for at least ninety-five percent (95%) of the price offered by the Investor and on other terms no less favorable to shareholders of the Company than the terms of the offer proposed by the Investor with respect to shareholders other than the Investor.

          (vi) Right to Consent. During the ROFR Period, without the Investor's prior written consent, the Company shall not (and shall not permit any of its subsidiaries to) enter into or agree to or consummate any acquisition by it of securities or any business or assets of another Person where the consideration paid to any single Person or group of affiliated Persons is voting securities of the Company (or any other securities exercisable or exchangeable for or convertible into such voting securities) (an "Acquisition Issuance ") constituting in the aggregate more than thirty-three percent (33%) of the Company's voting securities outstanding immediately after the consummation of such acquisition.

           (vii) Spin-Off of Graphics Business. If (A) the Company completes a Spin Off of its Graphics Business in which the Investor receives its pro-rata share of the voting securities of the Spun-Off Business and (B) the Spun-Off Business has assumed in a writing reasonably satisfactory to the Investor all of the Company's obligations under this Section7(e), then the Company's obligations under this Section 7(e) shall terminate. As used in this Agreement, (A) "Assets" means all the assets, properties, rights, licenses, permits, contracts, causes of action, claims, operations and businesses of the Graphics Business of every kind and description, as the same shall exist on the date of the Spin Off; (B) "Graphics Business" means the development, manufacture, marketing or sale of graphics controller chips, boards and driver software for the personal computer market; and (C) "Spin Off" means (1) a transaction involving the following: (x) the creation by the Company of a wholly owned subsidiary that contains the Assets (the "Spun-Off Business"); (y) followed by a distribution by the Company of all outstanding voting securities of the Spun-Off Business to the Company's shareholders on a pro-rata basis in exchange for no consideration; and (z) the written agreement by the Company not to compete with the Spun-Off Business with respect to the Graphics Business; or (2) any transaction similar to that described in the foregoing clause (1) as reasonably approved by the Investor.

     (f)  Rights of Participation.

           (i) General. The Investor and each subsidiary of which the Investor beneficially owns, directly or indirectly, at least fifty percent (50%) of the voting securities (a "Majority Owned Subsidiary") and to which rights under this Section 7(f) have been duly assigned (each of the Investor and such assignee, a "Participation Rights Holder") shall have a right of first refusal to purchase such Participation Rights Holder's Pro Rata Share of all (or any part) of any New Securities that the Company may from time to time issue after the Closing Date (the "Right of Participation"); provided, however, that a Participation Rights Holder shall not have the Right of Participation with respect to any issuance of New Securities that would result in less than a ten percent (10%) reduction in such Participation Rights Holder's Pro Rata Share.

           (ii) Pro Rata Share. "Pro Rata Share" means the ratio of (A) the number of Registrable Securities held by such Participation Rights Holder, to (B) the difference between (1) the total number of shares of Common Stock (and other voting securities of the

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CUSIP No. 299096107            13D                  Page 50 of 86


Company, if any) then outstanding (immediately prior to the issuance of New Securities giving rise to the Right of Participation), where for such purposes all Conversion Shares then issuable (but unissued) are deemed outstanding, and (2) the number of Dilutive Securities issued since the last Notice Date excluding any Maintenance Securities issued pursuant to the last Maintenance Notice.

           (iii) New Securities. "New Securities" shall mean any Common Stock, Preferred Stock or other voting capital stock of the Company, whether now authorized or not, and rights, options or warrants to purchase such Common Stock or Preferred Stock, and securities of any type whatsoever that are, or may become, convertible into or exchangeable or exercisable for such Common Stock, Preferred Stock or other voting capital stock; provided, however, that the term "New Securities" shall not include:

                (A) any shares of Common Stock (or options or warrants therefor) issued to employees officers, directors, contractors, advisors or consultants of the Company pursuant to incentive agreements or incentive plans approved by the Board;

                (B) the Purchased Shares issued under this Agreement;

                (C) the Warrant or any Warrant Shares or shares of Common Stock issued upon conversion of any Purchased Shares or Warrant Shares;

                (D) any securities issued in connection with any stock split stock, dividend or other similar event in which all Participation Rights Holders are entitled to participate on a pro rata basis;

                (E) any securities issued upon the exercise, conversion or exchange of any outstanding security if such outstanding security constituted a New Security; or

                 (F) any securities issued pursuant to the acquisition of another Person by the Company by consolidation, merger, purchase of assets, or other reorganization in which the Company acquires, in a single transaction or series of related transactions, assets of such Person or fifty percent (50%) or more of the voting power of such Person or fifty percent (50%) or more of the equity ownership of such other Person.

           (iv) Procedures. If the Company proposes to undertake an issuance of New Securities (in a single transaction or a series of related transactions) that would result in an aggregate ten percent (10%) or greater reduction in the Pro Rata Share of all Participation Rights Holders, the Company shall give to each Participation Rights Holder written notice of its intention to issue New Securities (the "Participation Notice"), describing the amount and the type of New Securities and the price and the general terms upon which the Company proposes to issue such New Securities. Each Participation Rights Holder shall have fifteen
(15) business days from the date of receipt of any such Participation Notice to agree in writing to purchase such
Participation Rights Holder's Pro Rata Share of such New Securities for the price and upon the terms and conditions specified in the Participation Notice by giving written notice to the Company and stating therein the quantity of New Securities to be purchased (not to exceed the

CUSIP No. 299096107            13D                  Page 51 of 86


Participation Rights Holder's Pro Rata Share). If any Participation Rights Holder fails to so agree in writing within such 15 business day period, then such Participation Rights Holder shall forfeit the right hereunder to participate in such sale of New Securities. All sales hereunder shall be consummated concurrently with the closing of the transaction triggering the Right of Participation.

           (v) Failure to Exercise. Upon the expiration of such fifteen (15) business day period, the Company shall have one hundred twenty (120) days thereafter to sell the New Securities described in the Participation Notice (with respect to which the Participation Rights Holders' rights of first refusal hereunder were not exercised), or enter into an agreement to do so, within sixty (60) days thereafter, at no less than ninety-five percent (95%) of the price and upon non-price terms not materially more favorable to the purchasers thereof than specified in the Participation Notice. If the Company has not issued and sold such New Securities within such 90-day period, or entered into an agreement to do so within sixty (60) days thereafter, then the Company shall not thereafter issue or sell any New Securities without again first offering such New Securities to the Participation Rights Holders pursuant to this Section 7(f).

          (vi) Termination.  The Company's obligations under this
Section 7(f) shall terminate upon expiration of the ROFR Period.

     (g)  Right of Maintenance.

           (i) General. Each Participation Rights Holder shall, pursuant to the terms and conditions of this Section 7(g), have the right to purchase from the Company shares of Common Stock, Series B Preferred Stock or other voting capital stock of the Company, the kind of stock to be determined by each Participation Rights Holder ("Maintenance Securities"), as a result of issuances by the Company of Dilutive Securities from time to time issue after the Closing Date, solely in order to maintain such Participation Rights Holder's Prior Percentage Interest in the Company (the "Right of Maintenance"). Each right to purchase Maintenance Securities pursuant to this Section 7(g) shall be on the same terms (other than price to the extent provided in paragraph (iii) or (vii) below, as applicable) as the issuance of the Dilutive Securities that gave rise to the right to purchase such Maintenance Securities.

           (ii) Dilutive Securities. "Dilutive Securities" means any Common Stock, voting Preferred Stock or other voting capital stock of the Company, whether now authorized or not; provided, however, that the term "Dilutive Securities" shall not include:

                (A) any securities other than Common Stock, voting Preferred Stock or other voting capital stock (e.g., warrants or options to purchase Common Stock, Preferred Stock or other capital stock);

                (B) the Purchased Shares issued under this Agreement;

                (C) the Warrant or any Warrant Shares or shares of Common Stock issued upon conversion of any Purchased Shares or Warrant Shares;

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CUSIP No. 299096107            13D                  Page 52 of 86


                (D) any securities issued in connection with any stock split, stock dividend or similar event in which all Participation Rights Holders are entitled to participate on a pro rata basis;

                (E) any securities for which the issuance gave rise to the Right of Participation (regardless of whether any such right was exercised) or to a Corporate Event; or

                (F) any securities issuable upon the exercise, conversion or exchange of any securities described in (D) or (E) above.

          (iii)     Purchase Price.

               (A) Employee Stock. To the extent that the right to purchase Maintenance Securities arises out of the issuance of Dilutive Securities to employees, officers, directors, contractors, advisors or consultants of the Company pursuant to incentive agreements or incentive plans approved by the Board ("Employee Stock"), the per share "Purchase Price" of the Maintenance Securities shall, subject to subparagraph (D) below, equal the average Market Price of such Maintenance Securities over the ten (10) trading days immediately preceding the date on which the Participation Rights Holder elects to purchase such Maintenance Securities.

                (B) Other Dilutive Securities. To the extent that the right to purchase Maintenance Securities arises out of any issuance of Dilutive Securities other than Employee Stock, the per share "Purchase Price" of the Maintenance Securities shall, subject to subparagraph (D) below, equal the lower of (1) the weighted average of the per share prices at which such Dilutive Securities were issued and (2) the average Market Price of such Maintenance Securities over the ten (10) trading days immediately preceding the date on which the Participation Rights Holder elects to purchase such Maintenance Securities. If the issuance of any Dilutive Securities occurs upon the exercise, conversion or exchange of other securities ("Exchangeable Securities"), then the per share price at which such Dilutive Securities shall be deemed to have been issued shall be the sum of (x) the per share amount paid upon such exercise, conversion or exchange, plus (y) the per share amount previously paid for the Exchangeable Securities (adjusted for any stock splits, stock dividends or other similar events).

                (C) Market Price. For purposes of this Section 7(g)(iii), "Market Price" means, as to any Maintenance Securities on a given day, the average of the closing prices of such security's (but, if a Participation Rights Holder has elected to purchase Series B Preferred Stock, the Common Stock's) sales on all domestic securities exchanges on which such security may at the time be listed, or, if there have been no sales on any such exchange on such day, the average of the highest bid and lowest asked prices on all such exchanges at the end of such day, or, if on any day such security is not so listed, the average of the representative bid and asked prices quoted on the Nasdaq National Market as of 4:00 P.M., New York time, on such day, or, if on any day such security is not quoted on the Nasdaq National Market, the average of the highest bid and lowest asked prices on such day in the domestic over-the-counter market as reported by the National Quotation Bureau, Incorporated, or any similar successor organization. If at any time the Maintenance Securities are not listed on any domestic securities exchange or quoted on the Nasdaq National Market or the domestic over-the-counter

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CUSIP No. 299096107            13D                  Page 53 of 86


market ("Unlisted Securities"), the "Market Price" shall be the fair value thereof determined jointly by the Company and the Holder.

                 (D) Alternative Purchase Price. If a Participation Rights Holder does not elect to purchase its Maintenance Amount at the time of issuance of any Dilutive Securities specified in a Maintenance Note, and in the written opinion of the Company's independent auditors, made available to each Participation Rights Holder upon request, the effect of determining the Purchase Price after such issuance pursuant to subparagraph (A) or (B) above would require the Company to take a charge against earnings in accordance with GAAP, then for purposes of this Section 7(g)(iii) "Purchase Price" shall mean the Market Price on the date the Participation Rights Holder elects to purchase its Maintenance Amount.

                (E) Consideration Other than Cash. If Dilutive Securities or Exchangeable Securities were issued for consideration other than cash, the per share amounts paid for such Dilutive Securities or Exchangeable Securities shall be determined jointly in good faith by the Company and the Participation Rights Holder.

                 (F) Appraiser. If the Company and the Participation Rights Holder are unable to reach agreement within a reasonable period of time with respect to (1) the Market Price of Unlisted Securities or (2) the per share amounts paid for Dilutive Securities or Exchangeable Securities issued for consideration other than cash, such Market Price or per share amounts paid, as the case may be, shall be determined by an appraiser jointly selected by the Company and the Participation Rights Holder. The determination of such appraiser shall be final and binding on the Company and the Participation Rights Holder. The fees and expenses of such appraiser shall be paid for by the Company.

          (iv) Prior Percentage Interest. A Participation Rights Holder's "Prior Percentage Interest" for purposes of the Right of Maintenance is the ratio of (A) the number of Registrable Securities held by such Participation Rights Holder as of the date of such Maintenance Notice (the "Notice Date"), to (B) the difference between (1) the total number of shares of Common Stock (and other voting securities of the Company, if any) outstanding on the Notice Date (assuming issuance of the Common Stock or other securities described in such Maintenance Notice), where for such purposes all Conversion Shares then issuable (but unissued) are deemed outstanding, and (2) the total number of Dilutive Securities issued since the later of the Closing Date and the last Notice Date (but excluding any Maintenance Securities issued pursuant to the last Maintenance Notice).

            (v) Maintenance Amount. A Participation Rights Holder's "Maintenance Amount" with respect to any Maintenance Notice shall equal such number of Maintenance Securities as shall (upon purchase thereof in full by the Participation Rights Holder) enable such Participation Rights Holder to maintain its Prior Percentage Interest on a fully-diluted basis. As an example, assume that the Company had 10,000 shares outstanding and the Participation Rights Holder holds 20% of such shares (or 2,000 shares). The Company first issues 400 shares to a third party ("Issuance 1"), an amount insufficient to trigger a Notice of Issuance pursuant to Section 7(g)(vi). The Company then proposes to issue 4,600 shares to a third party ("Issuance 2"), an amount sufficient to trigger a Maintenance Notice. The

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CUSIP No. 299096107            13D                  Page 54 of 86


Participation Rights Holder shall have the right to maintain its 20% interest after considering Issuances 1 and 2 and the new shares issued to the Participation Rights Holder. In this example, the Participation Rights Holder shall have the right to purchase an additional 1,250 shares, thereby resulting in the Participation Rights Holder holding 20% of the securities outstanding (3,250 shares out of 16,250 shares).

           (vi) Maintenance Notice. Within fifteen (15) business days after each anniversary of the Closing Date, and within fifteen (15) business days before each issuance of Dilutive Securities which when cumulated with all prior issuances of Dilutive Securities since the later of (i) the Closing Date and
(ii) the date of the last Notice Date (subsequent to which the Participation Rights Holder has had an opportunity to purchase Maintenance Securities), would result in a five percent (5%) or greater reduction in a Participation Rights Holders' Prior Percentage Interest, the Company shall give to each Participation Rights Holder written notice (the "Maintenance Notice") describing the number of Dilutive Securities issued since such prior Notice Date and the non-price terms upon which the Company issued such Dilutive Securities, and the Maintenance Amount that such Participation Rights Holder is entitled to purchase as a result of such issuances.

           (vii) Purchase of Maintenance Securities. Each Participation Rights Holder shall have the right to purchase at the time of issuance of the Dilutive Securities specified in a Maintenance Notice up to such Participation Rights Holder's Maintenance Amount at the same purchase price paid by the other purchasers of such Dilutive Securities and upon the other terms and conditions applicable to such other purchasers and specified in the Maintenance Notice. If a Participation Rights Holder fails to exercise its right to purchase Dilutive Securities pursuant to the preceding sentence, such Participation Rights Holder shall have sixty (60) days after the issuance of the Dilutive Securities specified in the applicable Maintenance Notice to purchase its Maintenance Amount at the Purchase Price (as determined pursuant to subparagraphs (A), (B), (C) and (D) above) and upon the other terms and conditions specified in the Maintenance Notice. The closing of such purchase shall occur within ten (10) days after such election to purchase. If any Participation Rights Holder fails to elect to purchase such Participation Rights Holder's full Maintenance Amount of Maintenance Securities within such 60-day period, then such Participation Rights Holder shall forfeit the right hereunder to purchase that part of its Maintenance Amount that it did not so elect to purchase.

          (viii) Termination. The Company's obligations under this Section 7(g) shall terminate upon expiration of the ROFR
Period.

      (h) Standstill Agreement. During the ROFR Period, the Investor shall neither acquire, nor enter into discussions, negotiations, arrangements or understandings with any third party to acquire, beneficial ownership of any Voting Stock, any securities convertible into or exchangeable for Voting Stock, or any other right to acquire Voting Stock (except, in any case, by way of stock dividends or other distributions or offerings made available to holders of any Voting Stock generally) without the written consent of the Company, if the effect of such acquisition would be to increase the Voting Power of all Voting Stock then beneficially owned by the Investor or which it has a right to acquire to more than fifteen percent (15%) (the

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CUSIP No. 299096107            13D                  Page 55 of 86


"Standstill Percentage") of the Total Voting Power of the Company at the time in effect; provided, however, that:

           (i) The Investor may acquire Voting Stock without regard to the foregoing limitation, and such limitation shall be suspended, but not terminated, if and for as long as: (1) a tender or exchange offer is made and is not withdrawn or terminated by another Person or group of Persons to purchase or exchange for cash or other consideration any Voting Stock that, if accepted or if otherwise successful, would result in such Person or group beneficially owning or having the right to acquire shares of Voting Stock with aggregate Voting Power of more than ten percent (10%) of the Total Voting Power of the Company then in effect and such offer is not withdrawn or terminated prior to the Investor making an offer to acquire Voting Stock or acquiring Voting Stock; provided, however, that the foregoing standstill limitation will be reinstated once any such tender or exchange offer is withdrawn or terminated; (2) another Person or group of Persons hereafter acquires Voting Stock that results in such Person or group being required to file a Schedule 13D, under the rules set forth in Section 13(d) promulgated under the Exchange Act, as such rules are in effect on the date hereof;or other similar or successor schedule or form, indicating that the purpose of such acquisition is other than for mere investment; provided, however, that the foregoing standstill limitation will be reinstated once the percentage of Total Voting Power beneficially owned by such other Person or group falls below five percent (5%); (3) another Person or group of Persons hereafter acquires Voting Stock that results in such Person or group being required to file a Schedule 13G, or other similar or successor schedule or form, indicating that such other Person or group beneficially owns or has the right to acquire Voting Stock with aggregate Voting Power of more than twenty percent (20%) of the Total Voting Power of the Company; provided, however, that the foregoing standstill limitation will be reinstated once the percentage of Total Voting Power beneficially owned by such other Person or group falls below five percent
(5%); or (4) another Person or group of Persons orally or in writing contacts the Company and advises the Company of such person's or group's intention to commence a tender or exchange offer that, if so commenced, would result in a suspension pursuant to clause (1) above (e.g., a "bear hug" offer); provided, however, that the foregoing standstill limitation will be reinstated if such intention is withdrawn in writing or other reasonable evidence of such withdrawal is provided to the Investor. The Company shall notify the Investor in writing of the occurrence of any event described in clauses (1) through (4) of the immediately preceding sentence immediately after the Company has become aware of any such event, and in any case, shall provide the Investor with written notice of any such event within twenty-four (24) hours of the occurrence thereof.

          (ii) The Investor will not be obliged to dispose of any Voting Stock if the aggregate percentage of the Total Voting Power of the Company represented by Voting Stock beneficially owned by the Investor or which the Investor has a right to acquire is increased beyond the Standstill Percentage: (1) as a result of a recapitalization of the Company or a repurchase or exchange of securities by the Company or any other action taken by the Company or any of its Affiliates; (2) as the result of acquisitions of Voting Stock made during the period when the Investor's "standstill" obligations are suspended pursuant to
Section 7(h)(i); (3) as a result of an equity index transaction, provided that the Investor shall not vote such shares; (4) by way of stock dividend or other distribution or right or offering made available to holders of shares of Voting Stock generally; (5) with the consent of a simple majority of the authorized

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members  of the Board; or (6) as part of a transaction on  behalf of  the  Investor's Defined Benefit Pension Plan, Profit  Sharing
Retirement   Plan,   401(k)  Savings  Plan,  Sheltered   Employee
Retirement  Plan and Sheltered Employee Retirement Plan  Plus  or
any    successor   or   additional   retirement   plans   thereto
(collectively, the "Retirement Plans") where the Company's shares in such Retirement Plans are voted by a trustee for the benefit of the Investor's or any of its subsidiaries' employees or, for those Retirement Plans where the Investor controls voting, where the Investor agrees not to vote any shares of such Retirement Plan Voting Stock that would cause the Investor to exceed the Standstill Percentage.

           (iii) As used in this Section 7(h), (1) the term "Voting Stock" means the Common Stock and any other securities issued by the Company having the ordinary power to vote in the election of directors of the Company (other than securities having such power only upon the happening of a contingency that has not occurred); (2) the term "Voting Power" with respect to any Voting Stock means the number of votes such Voting Stock is entitled to cast in the election of directors of the Company at any meeting of its shareholders; (3) the term "Total Voting Power" means the total number of votes which may be cast in the election of directors of the Company at any meeting of its shareholders if all Voting Stock was represented and voted to the fullest extent possible at such meeting other than votes that may be cast only upon the happening of a contingency that has not occurred; and (4) the terms "beneficial ownership," "beneficially own," "beneficially owned," and "beneficially owning" shall have the same meanings as when used in Rule 13d-3 promulgated under the Exchange Act. For purposes of this Section 7(h), the Investor shall not be deemed to have beneficial ownership of any Voting Stock held by a pension plan or other employee benefit program of the Investor if the Investor does not have the power to control the investment decisions of such plan or program.

8.   INDEMNIFICATION.

     (a)  Agreement to Indemnify.

           (i) Company Indemnity. The Investor, its Affiliates and Associates, and each officer, director, shareholder, employer, representative and agent of any of the foregoing (collectively, the "Investor Indemnitees") shall each be indemnified and held harmless to the extent set forth in this
Section 8 by the Company with respect to any and all Damages incurred by any Investor Indemnitee as a proximate result of any inaccuracy or misrepresentation in, or breach of, any representation, warranty, covenant or agreement made by the Company in this Agreement (including any exhibits, schedules or disclosure letters hereto). Indemnification or other claims with respect to the other Transaction Agreements shall be covered by the provisions of those agreements and not by this Section 8, and indemnification for claims arising from the registration of Conversion Shares under federal and state securities laws are covered by Section 7(b)(vii) and not this Section 8.

           (ii) Investor Indemnity. The Company, its respective Affiliates and Associates, and each officer, director, shareholder, employer, representative and agent of any of the foregoing (collectively, the "Company Indemnitees") shall each be indemnified and held harmless to the extent set forth in this
Section 8, by the Investor, in respect of any and all Damages incurred by any Company Indemnitee as a proximate result of any inaccuracy or

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misrepresentation in, or breach of, any representation, warranty, covenant or agreement made by the Investor in this Agreement. Indemnification or other claims with respect to the other
Transaction Agreements shall be covered by the provisions of those agreements and not by this Section 8, and indemnification for claims arising from the registration of Conversion Shares under federal and state securities laws are covered by Section 7(b)(vii) and not this Section 8.

           (iii)     Equitable Relief.  Nothing set forth in this
Section 8 shall be deemed to prohibit or limit any Investor Indemnitee's or Company Indemnitee's right at any time before, on or after the Closing, to seek injunctive or other equitable relief for the failure of any Indemnifying Party to perform or comply with any covenant or agreement contained herein.

      (b) Survival. All representations and warranties of the Investor and the Company contained herein and all claims of any Investor Indemnitee or Company Indemnitee in respect of any inaccuracy or misrepresentation in or breach hereof, shall survive the Closing until the third (3rd) anniversary of the Closing Date, regardless of whether the applicable statute of limitations, including extensions thereof, may expire. All
covenants  and  agreements  of  the  Investor  and  the   Company
contained in this Agreement shall survive the Closing in perpetuity (except to the extent any such covenant or agreement shall expire by its terms). All claims of any Investor Indemnitee or Company Indemnitee in respect of any breach of such covenants or agreements shall survive the Closing until the expiration of two (2) years following the non-breaching party's obtaining actual knowledge of such breach.

     (c) Claims for Indemnification. If any Investor Indemnitee or Company Indemnitee (an "Indemnitee") shall believe that such Indemnitee is entitled to indemnification pursuant to this
Section 8 in respect of any Damages, such Indemnitee shall give the appropriate Indemnifying Party (which for purposes hereof, in the case of an Investor Indemnitee, means the Company, and in the case of a Company Indemnitee, means the Investor) prompt written notice thereof. Any such notice shall set forth in reasonable detail and to the extent then known the basis for such claim for indemnification. The failure of such Indemnitee to give notice of any claim for indemnification promptly shall not adversely affect such Indemnitee's right to indemnity hereunder except to the extent that such failure adversely affects the right of the Indemnifying Party to assert any reasonable defense to such claim. Each such claim for indemnity shall expressly state that the Indemnifying Party shall have only the twenty (20) business day period referred to in the next sentence to dispute or deny such claim. The Indemnifying Party shall have twenty (20) business days following its receipt of such notice either (a) to acquiesce in such claim by giving such Indemnitee written notice of such acquiescence or (b) to object to the claim by giving such Indemnitee written notice of the objection. If the Indemnifying Party does not object thereto within such twenty (20) business day period, such Indemnitee shall be entitled to be indemnified for all Damages reasonably and proximately incurred by such Indemnitee in respect of such claim. If the Indemnifying Party objects to such claim in a timely manner, the senior management of the Company and the Investor shall meet to attempt to resolve such dispute. If the dispute cannot be resolved by the senior management, either party may make a written demand for formal dispute resolution and specify therein the scope of the dispute. Within thirty (30) days after such written notification, the parties agree to meet for one (1) day with an impartial mediator and consider dispute resolution alternatives other than litigation. If an alternative method of dispute resolution is not

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agreed  upon within thirty (30) days after the one day mediation, either party may begin litigation proceedings. Nothing in this section shall be deemed to require arbitration.

      (d) Defense of Claims. In connection with any claim that may give rise to indemnity under this Section 8 resulting from or arising out of any claim or Proceeding against an Indemnitee by a Person that is not a party hereto, the Indemnifying Party may (unless such Indemnitee elects not to seek indemnity hereunder for such claim) but shall not be obligated to, upon written notice to the relevant Indemnitee, assume the defense of any such claim or Proceeding if the Indemnifying Party with respect to such claim or Proceeding acknowledges to the Indemnitee the Indemnitee's right to indemnity pursuant hereto to the extent provided herein (as such claim may have been modified through written agreement of the parties) and provides assurances, reasonably satisfactory to such Indemnitee, that the Indemnifying Party shall be financially able to satisfy such claim to the extent provided herein if such claim or Proceeding is decided adversely; provided, however, that nothing set forth herein shall be deemed to require the Indemnifying Party to waive any crossclaims or counterclaims the Indemnifying Party may have against the Indemnified Party for damages. The Indemnified Party shall be entitled to retain separate counsel, reasonably acceptable to the Indemnifying Party, if the Indemnified Party shall determine, upon the written advice of counsel, that an actual or potential conflict of interest exists between the Indemnifying Party and the Indemnified Party in connection with such Proceeding. The Indemnifying Party shall be obligated to pay the reasonable fees and expenses of such separate counsel to the extent the Indemnified Party is entitled to indemnification by the Indemnifying Party with respect to such claim or Proceeding under this Section 8(d). If the Indemnifying Party assumes the defense of any such claim or Proceeding, the Indemnifying Party shall select counsel reasonably acceptable to such Indemnitee to conduct the defense of such claim or
Proceeding, shall take all steps necessary in the defense or settlement thereof and shall at all times diligently and promptly pursue the resolution thereof. If the Indemnifying Party shall have assumed the defense of any claim or Proceeding in accordance with this Section 8(d), the Indemnifying Party shall be authorized to consent to a settlement of, or the entry of any judgment arising from, any such claim or Proceeding, with the prior written consent of such Indemnitee, not to be unreasonably withheld; provided, however, that the Indemnifying Party shall pay or cause to be paid all amounts arising out of such settlement or judgment concurrently with the effectiveness thereof; provided further, that the Indemnifying party shall not be authorized to encumber any of the assets of any Indemnitee or to agree to any restriction that would apply to any Indemnitee or to its conduct of business; and provided further, that a condition to any such settlement shall be a complete release of such Indemnitee and its Affiliates, directors, officers, employees and agents with respect to such claim, including any reasonably foreseeable collateral consequences thereof. Such Indemnitee shall be entitled to participate in (but not control) the defense of any such action, with its own counsel and at its own expense. Each Indemnitee shall, and shall cause each of its Affiliates, directors, officers, employees and agents to, cooperate fully with the Indemnifying Party in the defense of any claim or Proceeding being defended by the Indemnifying Party pursuant to this Section 8(d). If the Indemnifying Party does not assume the defense of any claim or Proceeding resulting therefrom in accordance with the terms of this Section 8(d), such Indemnitee may defend against such claim or Proceeding in such manner as it may deem appropriate, including settling such claim or Proceeding after giving notice of the same to the Indemnifying Party, on such terms as such Indemnitee may deem appropriate. If any

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Indemnifying  Party seeks to question the manner  in  which  such
Indemnitee defended such claim or Proceeding or the amount of or nature of any such settlement, such Indemnifying Party shall have the burden to prove by a preponderance of the evidence that such
Indemnitee  did  not  defend  such  claim  or  Proceeding  in   a
reasonably prudent manner.

      (e) Certain Definitions. As used in this Section 8, (i) "Affiliate" means, with respect to any Person, any Person directly or indirectly controlling, controlled by or under direct or indirect common control with such other Person; (ii) "Associate" means, when used to indicate a relationship with any Person, (A) any other Person of which such first Person is an officer, director or partner or is, directly or indirectly, the beneficial owner of ten percent (10%) or more of any class of equity securities, membership interests or other comparable ownership interests issued by such other Person, (B) any trust or other estate in which such first Person has a ten percent (10%) or more beneficial interest or as to which such first Person serves as trustee or in a similar fiduciary capacity, and (C) if such first Person is an individual, any relative or spouse of such first Person who has the same home as such first Person or who is a director or officer of such first Person; (iii) "Damages" means all demands, claims, actions or causes of action, assessments, losses, damages, costs, expenses, liabilities, judgments, awards, fines, response costs, sanctions, taxes, penalties, charges and amounts paid in settlement, including (A) interest on cash disbursements in respect of any of the foregoing at the prime rate of Bank of America NT&SA (or its successor), as in effect from time to time, compounded quarterly, from the date each such cash disbursement is made until the date the party incurring such cash disbursement shall have been indemnified in respect thereof, and (B) reasonable out-of-pocket costs, fees and expenses (including reasonable costs, fees and expenses of attorneys, accountants and other agents of, or other parties retained by, such party); and (iv) "Proceeding" means any action, suit, hearing, arbitration, audit, proceeding (public or private) or investigation that is brought or initiated by or against any federal, state, local or foreign governmental authority or any other Person.

9. ASSIGNMENT AND DELEGATION. Notwithstanding anything herein to the contrary:

      (a)   Information Rights.  The rights of the Investor under
Section 7(a) are transferable to any Holder who acquires or holds at least one hundred thousand (100,000) Registrable Securities; provided, however, that no Person may be assigned any of the foregoing rights unless the Company is given written notice by the assigning party at the time of such assignment stating the name and address of the assignee and identifying the securities of the Company as to which the rights in question are being assigned; provided further, that any such assignee shall receive such assigned rights subject to all the terms and conditions of this Agreement, including the provisions of this Section 9.

      (b) Registration Rights. The registration rights of the Investor under Section 7(b) may be assigned to any Permitted Transferee who acquires or holds at least one hundred thousand (100,000) Registrable Securities; provided, however, that no Person may be assigned any of the foregoing rights unless the Company is given written notice by the assigning party at the time of such assignment stating the name and address of the assignee and identifying the securities of the Company as to which the rights in question are being assigned; provided

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further,  that  any  such assignee shall  receive  such  assigned rights subject to all the terms and conditions of this Agreement, including the provisions of this Section 9.

      (c)   Confidential  Information.  The  obligations  of  the
Company or the Investor or under Section 7(c) may not be delegated.

      (d)   Board  Observer.  The rights of  the  Investor  under
Section 7(d) may not be assigned.

     (e) Rights On Corporate Events. The rights of the Investor under Section 7(e) may be assigned only in whole, and not in part, and only to a Majority Owned Subsidiary (and only in conjunction with a transfer to such subsidiary of all of the Investor's Purchased Shares, Warrant Shares, Conversion Shares and interest in the Warrant); provided, however, that no Person may be assigned any of the foregoing rights unless the Company is given written notice by the Investor at the time of such assignment stating the name and address of the assignee; provided further, that any such assignee shall receive such assigned rights subject to all the terms and conditions of this Agreement.

     (f) Rights of Participation and Maintenance. The rights of the Investor under Sections 7(f) and 7(g) may be assigned only in whole, and not in part, and only to a Majority Owned Subsidiary (and only in conjunction with a transfer to such subsidiary of all of the Investor's Purchased Shares, Warrant Shares, Conversion Shares and interest in the Warrant); provided, however, that no Person may be assigned any of the foregoing rights unless the Company is given written notice by the Investor at the time of such assignment stating the name and address of the assignee; provided further, that any such assignee shall receive such assigned rights subject to all the terms and conditions of this Agreement.

10. TRANSFERABILITY OF PURCHASED AND WARRANT SHARES. Without the prior written consent of the Company (which shall not be unreasonably withheld), the Investor may sell or otherwise transfer the Warrant (in whole or in part) or any Purchased Shares and Warrant Shares only to a Permitted Transferee. "Permitted Transferee" means (a) the Company or any of its subsidiaries, (b) a Person that, directly or indirectly, controls, is controlled by or is under common control with the Investor or (c) any other Person, including any professional financial investor (such as a venture capital firm, investment bank, investment fund or high net worth individual), provided that such Person has not expressed to the Investor any present intent to seek changes in the composition of the Board or the Company's management or otherwise to become actively involved in operating the Company, and provided further that such Person is not at the time of such sale a direct, material competitor of the Company.

11.  MISCELLANEOUS.

( a) Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective assigns of the parties, provided such assignment was made in accordance with Section 9 and upon the respective successors of the parties.

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     (b)  Governing Law.  This Agreement shall be governed by and construed under the internal laws of the State of Delaware, without reference to principles of conflict of laws or choice of laws.

     (c)  Counterparts.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but
all   of  which  together  shall  constitute  one  and  the  same instrument.

      (d) Headings. The headings and captions used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement. All references in this Agreement to sections, paragraphs, exhibits and schedules shall, unless otherwise provided, refer to sections and paragraphs hereof and exhibits and schedules attached hereto, all of which exhibits and schedules are incorporated herein by this reference.

      (e) Notices. Any notice required or permitted under this Agreement shall be given in writing, shall be effective when received, and shall in any event be deemed received and effectively given upon personal delivery to the party to be notified or three (3) business days after deposit with the United States Post Office, by registered or certified mail, postage prepaid, or one (1) business day after deposit with a nationally recognized courier service such as FedEx for next business day delivery under circumstances in which such service guarantees next business day delivery, or one (1) business day after facsimile with copy delivered by registered or certified mail, in any case, postage prepaid and addressed to the party to be notified at the address indicated for such party on the signature page hereof or at such other address as the Investor or the Company may designate by giving at least ten (10) days advance written notice pursuant to this Section 11(e).

      (f) Amendments and Waivers. This Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and the holders of a majority of the aggregate number of (i) Warrant Shares issuable upon exercise of the Warrant and
(ii) Purchased Shares, Warrant Shares and Conversion Shares then outstanding (excluding any of such shares that have been sold in a transaction in which rights under Section 7(b) are not assigned in accordance with this Agreement or sold to the public pursuant to SEC Rule 144 or otherwise). Any amendment or waiver effected in accordance with this Section 11(f) shall be binding upon the Investor, the Company and their respective successors and assigns. Notwithstanding the foregoing, neither Section 7(c), 7(d), 7(e), 7(f) or 7(g) nor Section 9 may be amended without the written consent of the Company and the Investor, which may be withheld in either of their sole and absolute discretion.

      (g) Severability. If any provision of this Agreement is held to be unenforceable under applicable law, such provision shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

      (h) Entire Agreement. This Agreement, together with the other Transaction Agreement and all exhibits and schedules hereto and thereto constitutes the entire agreement and

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understanding  of the parties with respect to the subject  matter
hereof   and   supersedes   any  and  all   prior   negotiations,
correspondence, agreements. understandings duties or obligations between the parties with respect to the subject matter hereof.

      (i) Further Assurances. From and after the date of this Agreement upon the request of the Company or the Investor, the Company and the Investor shall execute and deliver such instruments, documents or other writings as may be reasonably necessary or desirable to confirm and carry out and to effectuate fully the intent and purposes of this Agreement.

      (j) Construction. Whenever in this Agreement the word "include" or "including" is used, such term shall be deemed to mean "include, without limitation," or "including, without limitation," as the case may be, and the language following "include" or "including" shall not be deemed to set forth an exhaustive list. The words "hereof," "herein," '"hereby," "hereunder," and similar terms in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement. Article, Section, subsection, paragraph, exhibit and schedule references are to this Agreement unless otherwise specified.

      (k) Fees, Costs and Expenses. All fees, costs and expenses (including attorney's' fees and expenses) incurred by either part hereto in connection with the preparation, negotiation and execution of this Agreement and the other Transaction Agreements and the consummation of the transactions contemplated hereby and thereby (including the costs associated with any filings with, or compliance with any of the requirements of, any governmental authorities), shall be the sole and exclusive responsibility of such party.

      (l) Competition. Nothing set forth herein shall be deemed to preclude, limit or restrict the Company's or the Investor's ability to compete with the other.

     (m)  Cooperation in HSR Act Filings.

          (i) In the event of a proposed voluntary conversion of Purchased Shares and/or Warrant Shares that would require a filing by Intel under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act"), the Investor and its respective affiliates (including any "ultimate parent entity", as defined in the HSR Act), and the Company and its respective affiliates (including any "ultimate parent entity", as defined in the HSR Act), shall promptly prepare and make their respective filings and thereafter shall make all required or requested submissions under the HSR Act or any analogous applicable law, if required. In taking such actions or making any such filings, the parties hereto shall furnish information required in connection therewith and seek timely to obtain any applicable actions, consents, approvals or waivers of governmental authorities; provided, however, that the parties hereto shall cooperate with each other in connection with the making of all such filings to the extent permitted by applicable law. Without limiting the generality of the foregoing, to the extent permitted by applicable law and so long as the following shall not involve the disclosure of confidential or proprietary information of one party hereto to another, each party shall cooperate with the other by (A) providing copies of all documents to be filed to the non-filing party and its advisors prior to filing and, if requested, accepting reasonable additions, deletions or changes suggested in

CUSIP No. 299096107            13D                  Page 63 of 86


connection therewith and (B) providing to each other party copies of all correspondence from and to any governmental authority in connection with any such filing.

            (ii)  Notwithstanding  the  foregoing,  neither   the
Investor nor any of its affiliates shall be under any obligation to comply with any request or requirement imposed by the Federal Trade Commission (the "FTC"), the Department of Justice (the "DofJ") or any other governmental authority in connection with the compliance with the requirements of the HSR Act, or any other applicable law, if the Investor, in the exercise of its reasonable discretion, deems such request or requirement unduly burdensome. Without limiting the generality of the foregoing, the Investor shall not be obligated to comply with any request by, or any requirement of, the FTC, the DofJ or any other governmental authority: (A) to disclose information the Investor deems it in its best interests to keep confidential; (B) to dispose of any assets or operations; or (C) to comply with any proposed restriction on the manner in which it conducts its operations. If the Investor shall receive a second request in respect of its HSR Filing determined by it to be unduly burdensome and it shall prove unable to negotiate a means satisfactory to the Investor for complying with such burdensome second request, or the FTC or DofJ shall impose any condition on the Investor or its affiliates in respect thereof deemed unacceptable by the Investor, the Company and the Investor shall cooperate in good faith to negotiate an alternative transaction that provides the Investor with the economic benefits it would receive if it were to convert the Purchased Shares and/or Warrant Shares.

      (n) Adjustments for Stock Splits, Etc. Wherever in this Agreement there is a reference to a specific number of shares of capital stock of the Company, then, upon the occurrence of any subdivision, combination or stock dividend of such shares of capital stock, the specific number of shares so referenced in this Agreement shall automatically be proportionally adjusted to reflect the affect on the outstanding shares of such class or series of stock by such subdivision, combination or stock dividend.

     (o) Index of Defined Terms. The following terms shall have the respective meanings given to them in the sections indicated below:

Acquisition Issuance     7(e)(vi)
Action         3(g)
Affiliate 8(e)
Agreement Preamble
Articles  3(f)
Assets         7(e)(vii)
Associate 8(e)
Audited Financial Statements  3(i)(ii)
Balance Sheet Date  3(i)(ii)
beneficially own    7(h)(iii)
beneficially owned  7(h)(iii)
beneficial ownership     7(h)(iii)
beneficially owning 7(h)(iii)
Board          1(a)
Bylaws         3(f)
CERCLA    3(q)
Certificate of Designation    1(a)
Closing   2
Closing Date   2
Common Stock   1(a)
Company   Preamble
Company Indemnitees 8(a)(ii)
Confidential Information 7(c)(ii)
Conversion Shares   3(d)(i)
Corporate Event     7(e)(i)
Damages   8(e)
Dilutive Securities 7(g)(ii)
Disclosure Letter   3
DofJ      11(n)(ii)
Employee Stock 7(g)(iii)(A)

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CUSIP No. 299096107            13D                  Page 64 of 86

Exchange Act   3(i)(ii)
Exchangeable Securities  7(g)(iii)(B)
Exhibit Filing 7(c)(iii)
Final Notice   7(e)(iii)
Final Prospectus    7(b)(vii)(D)
Form 10-K 3(i)(i)
Form 10-Q 3(i)(i)
Form S-1  7(b)(i)(E)
Form S-2  7(b)(i)(E)
Form S-3  7(b)(i)(E)
FTC  11   (n)(ii)
GAAP      3(i)(ii)
Graphic Business    7(e)(vii)
Hazardous Materials 3(q)
Holder         7(b)(i)(D)
HSR Act   11(n)(i)
HSR Act   3(e)
HSR Requirements    3(e)
Include        11(k)
Including 11(k)
Indemnitee     8(c)
Information    7(d)(iii)
Initiating Holders  7(b)(iii)(B)
Intellectual Property    3(l)(i)
Investor  Preamble
Investor Indemnitees     8(a)(i)
Issuance 1     7(g)(v)
Issuance 2     7(g)(v)
Maintenance Amount  7(g)(v)
Maintenance Notice  7(g)(vi)
Maintenance Securities   7(g)(i)
Majority Owned Subsidiary     7(f)(i)
Market Price   7(g)(iii)(C)
Material Adverse Effect  3(a)
New Securities 7(f)(iii)
Non-Disclosure Agreement 7(c)(i)
Notice Date    7(g)(iv)
Observer  7(d)(i)
Participation Notice     7(f)(iv)
Participation Rights Holder   7(f)(i)
Per Share Purchase Price 1(c)
Permitted Transferee     10
Person         7(b)(i)(B)
Preferred Stock     3(b)(i)
Prior Percentage Interest     7(g)(iv)
Pro Rata Share 7(f)(ii)
Proceeding     8(e)
Purchase Price 7(g)(iii)(A)
Purchased Shares    1(b)
Register  7(b)(i)(A)
Registered     7(b)(i)(A)
Registrable Securities   7(b)(i)(B)
Registrable Securities Then Outstanding 7(b)(i)(C)
Registration   7(b)(i)(A)
Request Notice 7(b)(iii)(A)
Retirement Plans    7(h)(ii)
Right of Maintenance     7(g)(i)
Right of Participation    7(f)(i)
Rights Plan    3(s)
ROFR Period    7(e)(iii)
SEC       3(e)
SEC Documents   3(i)(i)
Securities Act 3(d)(ii)
Series B Preferred Stock Recitals
Series A Preferred Stock 3(b)(i)
Shelf Registration Statement  7(b)(ii)(A)
Significant Subsidiary   7(e)(i)
Spin Off  7(e)(vii)
Spun-Off Business   7(e)(vii)
Standstill Percentage    7(h)
Suspension     7(b)(ii)(B)(2)
Suspension Event    7(b)(ii)(B)(2)
Suspension Notice   7(b)(ii)(B)(2)
Total Voting Power  7(h)(iii)
Transaction Agreements   7(c)(ii)
Unlisted Securities 7(g)(iii)(C)
Violation 7(b)(vii)(A)
Voting Power   7(h)(iii)
Voting Stock   7(h)(iii)
Warrant   1(d)
Warrant Shares 1(d)

CUSIP No. 299096107            13D                  Page 65 of 86


IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date and year first above written.



EVANS & SUTHERLAND COMPUTER      INTEL CORPORATION
CORPORATION

By:         /s/JAMES R. OYLER    By:       /s/LESLIE L. VADASZ

Name:       James R. Oyler       Name:     Leslie L. Vadasz
            President &  Chief
Title:      Executive Officer    Title:    Sr. Vice President

Date Signed:   7/20/98           Date Signed:   7/20/98




Address:                         Address:
Attention:  Peter Chiang         Attn:  Treasurer
600 Komas Drive                  2200 Mission College Blvd.
Salt Lake City, Utah 84108       M/S SC4-210
                                 Santa Clara, California 95052

Telephone No: (801) 588-1000     Telephone No: (408) 765-8080
Facsimile No: (801) 588-4510     Facsimile No: (408) 765-6038

With copy to:                    With copy to:
William C. Gibbs, Esq.           Attn: General Counsel
Snell & Wilmer L.L.P.            2200 Mission College Blvd.
111 East Broadway, Suite 900     M/S SC4-203
Salt Lake City, Utah 84111       Santa Clara, California 95052

Telephone No: (801) 237-1900     Telephone No: (408) 765-8080
Facsimile No: (801) 237-1950     Facsimile No: (408) 765-1859



                        Signature page to
             Evans & Sutherland Computer Corporation
                   Series B Stock and Warrant
                       Purchase Agreement

CUSIP No. 299096107            13D                  Page 66 of 86


    CERTIFICATE OF DESIGNATION, PREFERENCES AND OTHER RIGHTS
                             OF THE
                    CLASS B-1 PREFERRED STOCK
                               OF
                       EVANS & SUTHERLAND
                      COMPUTER CORPORATION

             Pursuant to Section 16-10a-1002 of the

             Utah Revised Business Corporations Act

Evans & Sutherland Computer Corporation, a corporation organized and existing under the laws of the State of Utah (the "Corporation"), hereby certifies that, pursuant to the authority conferred upon the Board of Directors of the Corporation (the "Board of Directors") by the Articles of Incorporation of the Corporation, as amended (the "Articles of Incorporation"), and in accordance with Section 16-10a-1002 of the Utah Revised Business Corporations Act, the Board of Directors on July 19, 1998 duly adopted the following resolution, which resolution remains in full force and effect as of the date hereof:

RESOLVED, that pursuant to the authority granted to and vested in the Board of Directors and in accordance with the provisions of the Articles of Incorporation, there is hereby created and authorized a series of Preferred Stock, no par value, of the Corporation, and the designation and amount thereof and the powers, preferences and rights of the shares of such series, and the qualifications, limitations or restrictions thereof are as follows:

CLASS B-1 PREFERRED STOCK

Section 1.     Designation.  The series of Preferred Stock hereby
created shall be designated and known as the "Class B-1 Preferred
Stock."   The number of shares constituting such series shall  be
one million five hundred thousand (1,500,000).

Section 2. Liquidation Rights. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, each holder of shares of Class B-1 Preferred Stock shall be entitled to receive on the date of
payment  of  any  liquidation  amount  to  the  holders  of   the
Corporation's common stock, $.20 par value ("Common Stock"), the same cash or other property which the holder of shares of Class B-1 Preferred Stock would have received if on such date such holder was the holder of record of the number (including, for purposes of this Section 2, any fraction) of shares of Common Stock into which the shares of Class B-1 Preferred Stock then held by such holder are then convertible.

CUSIP No. 299096107            13D                  Page 67 of 86


Section 3.     Conversion.

3.1. Voluntary Conversion. At any time and from time to time after the issuance of the Class B-1 Preferred Stock, any holder of Class B-1 Preferred Stock may convert any or all of the shares of Class B-1 Preferred Stock held by such holder into shares of Common Stock at the then effective conversion ratio. The conversion ratio at which shares of Common Stock shall be deliverable upon conversion of shares of Class B-1 Preferred Stock (the "Conversion Ratio") shall initially be one-for-one. Such initial Conversion Ratio shall be subject to adjustment, in order to adjust the number of shares of Common Stock into which the Class B-1 Preferred Stock is convertible, as hereinafter provided.

3.2. Automatic Conversion. Each share of Class B-1 Preferred Stock shall automatically be converted into shares of Common Stock at the then effective Conversion Ratio upon (a) a consolidation or merger of this Corporation with or into any other individual, corporation, partnership, limited liability company, trust or other entity or organization, including a governmental agency or political subdivision thereof (each a "Person"), in which the holders of the Corporation's voting securities, immediately prior to such consolidation or merger, fail to own, immediately after such consolidation or merger, more than 50% of the surviving Person's voting securities; (b) a sale, conveyance or disposition of all or substantially all of the assets of the Corporation or (c) the effectuation by the Corporation of a transaction or series of related transactions in which more than 50% of the voting power of the Corporation is disposed of.

3.3. Mechanics of Conversion. No fractional shares of Common Stock shall be issued upon conversion of Class B-1 Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the then fair market value of one share of Common Stock, as reasonably determined in good faith by the Board of Directors. Before any holder of Class B-1 Preferred Stock shall be entitled to receive certificates for the shares of Common Stock issued upon conversion, such holder shall surrender the certificate or certificates for the shares of Class B-1 Preferred Stock being converted, duly endorsed, at the principal office of the Corporation and shall state therein its name or the name, or names, of its nominees in which it wishes the certificate or certificates for shares of Common Stock to be issued. No voluntary conversion shall be permitted unless and until the holder shall submit to the Corporation either (a) evidence of compliance with the filing and waiting period requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), or (b) an opinion of the holder's legal counsel that the conversion does not require any filing under the HSR Act, in a form reasonably satisfactory to the Corporation (collectively, the "HSR Provisions"). The Corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder of Class B-1 Preferred Stock or to such holder's nominee or nominees, a certificate or certificates for the number of shares of Common Stock to which such holder or such holder's nominee shall be entitled as aforesaid, together with cash in lieu of any fraction of a share of Common Stock. Subject to the foregoing, in the case of automatic conversion under Section 3.2, such conversion shall be deemed to have been made immediately prior to the close of business on the date of such automatic conversion and upon surrender of the certificate representing the shares of Class B-1 Preferred Stock to be converted in the case of a voluntary conversion pursuant to Section 3.1. The Person or Persons entitled to receive the shares of Common Stock issuable upon conversion

CUSIP No. 299096107            13D                  Page 68 of 86


shall be treated for all purposes as the record holder or holders of such shares of Common Stock on such date.

3.4. Adjustments to Conversion Ratio. If the Corporation shall issue shares of Common Stock to the holders of Common Stock as a dividend or stock split, or in the event that the Corporation reduces the number of outstanding shares of Common Stock in a reverse stock split or stock combination, then the Conversion Ratio shall be adjusted such that the holders of shares of Class B-1 Preferred Stock shall receive, upon conversion of the Class B-1 Preferred Stock, that number of shares of Common Stock that such holder would have owned following such dividend, stock
split,   reverse  stock  split  or  stock  combination  if   such
conversion had occurred immediately prior to the record date for such stock split, stock dividend, reverse stock split or stock
combination  of  the Common Stock, as the case may  be.   If  the
Corporation shall issue shares of Class B-1 Preferred Stock to the holders of Class B-1 Preferred Stock as a stock dividend or stock split, or in the event that the Corporation reduces the number of outstanding shares of Class B-1 Preferred Stock in a reverse stock split or stock combination, then the Conversion Ratio shall be adjusted such that the holder of shares of Class B-1 Preferred Stock shall receive, upon conversion of the Class B-1 Preferred Stock, the number of shares of Common Stock that such
holder   would  have  owned  if  such  conversion  had   occurred
immediately prior to the record date for such stock split, stock dividend, reverse stock split or stock combination of the Class B-
1  Preferred  Stock,  as the case may be.   In  the  event  of  a
reclassification or other similar transaction as a result of which shares of Common Stock are converted into another security, then the Conversion Ratio shall be determined such that the holders of shares of Class B-1 Preferred Stock shall receive, upon conversion of such Class B-1 Preferred Stock, the number of such securities that such holder would have owned following such conversion of the Common Stock into another security if such conversion had occurred immediately prior to the record date of
such   reclassification   or  other  similar   transaction.    No
adjustments   with  respect  to  dividends  (other   than   stock
dividends) shall be made upon conversion of any share of Class B-1 Preferred Stock; provided, however, that if a share of Class B-1 Preferred Stock shall be converted subsequent to the record date for the payment of a dividend (other than a stock dividend) or other distribution on shares of Class B-1 Preferred Stock but prior to such payment, then the registered holder of such share at the close of business on such record date shall be entitled to receive the dividend (other than a stock dividend) or other distribution payable on such share on such date notwithstanding the conversion thereof or the Corporation's default in payment of the dividend (other than a stock dividend) due on such date.

3.5. Common Stock Reserved. The Corporation shall reserve and keep available out of its authorized but unissued Common Stock such number of shares of Common Stock as shall, from time to time, be sufficient for conversion of all outstanding Class B-1 Preferred Stock.

Section 4. No Redemption. The shares of Class B-1 Preferred Stock shall not be redeemable. Notwithstanding the foregoing, the Corporation may acquire shares of Class B-1 Preferred Stock in any other manner permitted by law, contract, the Articles of Incorporation or herein.

CUSIP No. 299096107            13D                  Page 69 of 86


Section 5.     Voting Rights.

5.1. The holders of shares of Class B-1 Preferred Stock shall have no voting rights except as provided in Section 5.2, the Articles of Incorporation or by law.

5.2. In addition to any other rights provided by law or in the Articles of Incorporation, so long as any shares of Class B-1 Preferred Stock shall be outstanding, the Corporation shall not, without first obtaining the affirmative vote or written consent of the holders of not less than a majority of the outstanding shares of the Class B-1 Preferred Stock, take any action (including, without limitation, any repeal, amendment or modification to the Articles of Incorporation or the Bylaws of the Corporation) that alters or changes any of the rights, privileges and preferences of the Class B-1 Preferred Stock.

Section 6. Dividend Rights. If any dividend or other distribution payable in cash or other property is declared on the Common Stock (excluding any dividend or other distribution for which adjustment to the Conversion Ratio is provided by Section 3.4), each holder of Class B-1 Preferred Stock on the record date for such dividend or distribution shall be entitled to receive on the date of payment or distribution of such dividend or other distribution the same cash or other property which such holder would have received if on such record date such holder was the holder of record of the number (including for purposes of this Section 6 any fraction) of shares of Common Stock into which the shares of Class B-1 Preferred Stock then held by such holder are convertible.

Section 7. Notices. In addition to any other notices to which the holders of Class B-1 Preferred Stock may be entitled pursuant to the Articles of Incorporation, the Bylaws of the Corporation, law, contract or otherwise, the Corporation shall cause to be sent to each holder all written communications sent generally to the holders of Common Stock. The Corporation shall cause such communications to be sent to holders of Class B-1 Preferred Stock concurrently with the sending of such communications to the holders of Common Stock.

[The remainder of this page is intentionally left blank.]

CUSIP No. 299096107            13D                  Page 70 of 86


IN WITNESS WHEREOF, the corporation has caused this Certificate of Designation, Preferences and Other Rights to be executed by a duly authorized officer on July 20, 1998.

                   EVANS & SUTHERLAND COMPUTER CORPORATION



                   By:       /s/JAMES R. OYLER

                   Name:     James R. Oyler

                   Title:    President & Chief Executive Officer

CUSIP No. 299096107            13D                  Page 71 of 86


                       EVANS & SUTHERLAND
                      COMPUTER CORPORATION



                       WARRANT TO PURCHASE
                    SERIES B PREFERRED STOCK



                          JULY 22, 1998

CUSIP No. 299096107            13D                  Page 72 of 86


THE WARRANT EVIDENCED OR CONSTITUTED HEREBY, AND ALL SHARES OF SERIES B PREFERRED STOCK OR COMMON STOCK ISSUABLE HEREUNDER, HAVE BEEN AND WILL BE ISSUED WITHOUT REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED ("THE ACT"). SUCH SECURITIES MAY NOT BE SOLD, OFFERED FOR SALE, TRANSFERRED, PLEDGED OR HYPOTHECATED WITHOUT REGISTRATION UNDER THE ACT UNLESS EITHER (A) THE COMPANY HAS RECEIVED AN OPINION OF COUNSEL, IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE COMPANY, TO THE EFFECT THAT REGISTRATION IS NOT REQUIRED IN CONNECTION WITH SUCH DISPOSITION OR (B) THE SALE OF SUCH SECURITIES IS MADE PURSUANT TO SECURITIES AND EXCHANGE COMMISSION RULE 144.

                       EVANS & SUTHERLAND
                      COMPUTER CORPORATION

                       WARRANT TO PURCHASE
                    SERIES B PREFERRED STOCK

                     (Subject to Adjustment)

NO. 1

THIS CERTIFIES THAT, for value received, Intel Corporation, or its permitted registered assigns ("Holder"), is entitled, subject to the terms and conditions of this Warrant, at any time or from time to time after July 22, 1998 (the "Effective Date"), and before 5:00 p.m. Pacific Time on July 22, 2001 (the "Expiration Date"), to purchase from Evans & Sutherland Computer Corporation, a Utah corporation (the "Company"), three hundred seventy-eight thousand four hundred sixty-two (378,462) shares of Warrant Stock (as defined in Section 1 below) of the Company at a price per share of thirty-three and twenty-eight thousand one hundred twenty-five hundred-thousandths dollars ($33.28125) (the "Purchase Price"). Both the number of shares of Warrant Stock purchasable upon exercise of this Warrant and the Purchase Price are subject to adjustment and change as provided herein. This Warrant is issued pursuant to that certain Series B Preferred Stock and Warrant Purchase Agreement, dated July 20, 1998, between the Company and Holder (the "Purchase Agreement").

1. CERTAIN DEFINITIONS. As used in this Warrant, the following terms shall have their respective meanings set forth below:

"Common Stock" shall mean the Company's Common Stock, $.20 par value.

"Fair Market Value" of a share of Common Stock as of a particular date shall mean:

           (a) If the Common Stock is traded on a securities exchange or the Nasdaq National Market, the Fair Market Value shall be deemed to be the average of the closing prices of the Common Stock on such exchange or market over the five (5) business days ending immediately prior to the applicable date of valuation;

CUSIP No. 299096107            13D                  Page 73 of 86


           (b) If the Common Stock is actively traded over-the-counter, the Fair Market Value shall be deemed to be the average of the closing bid prices of the Common Stock over the 30-day period ending immediately prior to the applicable date of valuation; and

          (c) If there is no active public market for the Common Stock, the Fair Market Value shall be the value thereof, as agreed upon by the Company and the Holder; provided, however, that if the Company and the Holder cannot agree on such value, such value shall be determined by an independent valuation firm experienced in valuing businesses such as the Company and jointly selected in good faith by the Company and the Holder. Fees and expenses of the valuation firm shall be paid solely by the Company.

"HSR Act" shall mean the Hart-Scott-Rodino Antitrust Improvements
Act   of   1976,  as  amended,  and  the  rules  and  regulations
promulgated thereunder.

"Person" shall mean any individual, corporation, partnership, limited liability company, trust or other entity or organization, including any governmental authority or political subdivision thereof.

"Registered Holder" shall mean any Holder in whose name this Warrant is registered upon the books and records maintained by the Company.

"SEC"  shall  mean  the  United States  Securities  and  Exchange
Commission.

"Warrant" shall mean this Warrant and any warrant delivered in substitution or exchange therefor as provided herein.

"Warrant Stock" shall mean the Class B-1 Preferred Stock, no par value, of the Company and any other securities at any time receivable or issuable upon exercise of this Warrant.

2.   EXERCISE OF WARRANT.

      2.1. Payment. Subject to compliance with the terms and conditions of this Warrant and applicable securities laws, this Warrant may be exercised, in whole or in part at any time or from time to time, on or before the Expiration Date by delivery (including, without limitation, delivery by facsimile) of the form of Notice of Exercise attached hereto as Exhibit 1 (the "Notice of Exercise"), duly executed by the Holder, at the principal office of the Company, and as soon as practicable after such date, surrendering:

           (a) this Warrant at the principal office of the Company; and

           (b) payment (i) in cash, by check or by wire transfer,
(ii) by cancellation by the Holder of any indebtedness of the Company to the Holder or (iii) by any combination of (i) and
(ii), of an amount equal to the product obtained by multiplying the number of shares of Warrant Stock being purchased upon such exercise by the then effective Purchase Price (the "Exercise Amount"), except that if the Holder is subject to HSR Act
Restrictions (as defined in Section 2.5 below), the Exercise Amount shall be paid to the Company within five (5) business days after the termination of all HSR Act Restrictions.

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CUSIP No. 299096107            13D                  Page 74 of 86


      2.2. Net Issue Exercise. In lieu of the payment methods set forth in Section 2.1(b), the Holder may elect to exchange all or some of the Warrant for shares of Warrant Stock equal to the value of the amount of the Warrant being exchanged on the date of exchange. If the Holder elects to exchange this Warrant as provided in this Section 2.2, the Holder shall tender to the Company the Warrant for the amount being exchanged, along with written notice of the Holder's election to exchange some or all of the Warrant, and the Company shall issue to the Holder the number of shares of Warrant Stock computed using the following formula:

     X = Y (A-B)
         -------
             A

     Where:

     X = the number of shares of Warrant Stock to be issued to the Holder;

     Y =  the number of shares of Warrant Stock purchasable under
     the amount of the   Warrant being exchanged (as adjusted  to
     the date of such calculation);

     A =  the Fair Market Value of one share of Common Stock; and

     B  =   the  Purchase Price (as adjusted to the date of  such
     calculation).

All references herein to an "exercise" of the Warrant shall include an exchange pursuant to this Section 2.2.

      2.3. "Easy Sale" Exercise. In lieu of the payment methods set forth in Section 2.1(b), when permitted by law and applicable regulations (including Nasdaq and NASD rules), the Holder may pay the Purchase Price through a "same day sale" commitment from the Holder (and, if applicable, a broker-dealer that is a member of the National Association of Securities Dealers (an "NASD Dealer")), whereby the Holder irrevocably elects to exercise this Warrant (and immediately converts the Warrant Shares receivable into shares of Common Stock) and to sell a portion of the shares of Common Stock so purchased to pay for the Purchase Price and the Holder (or, if applicable, the NASD Dealer) commits upon sale (or, in the case of the NASD Dealer, upon receipt) of such shares to forward the Purchase Price directly to the Company.

      2.4. Stock Certificates; Fractional Shares. As soon as practicable on or after any date of exercise of this Warrant pursuant to this Section 2, the Company shall issue and deliver to the Person or Persons entitled to receive the same a certificate or certificates for the number of whole shares of Warrant Stock issuable upon such exercise, together with cash in lieu of any fraction of a share equal to such fraction of the current Fair Market Value of one whole share of Common Stock as of the date of exercise of this Warrant. No fractional shares or scrip representing fractional shares shall be issued upon an exercise of this Warrant.

     2.5. HSR Act. The Company hereby acknowledges that exercise of this Warrant by the Holder may subject the Company or the Holder to the filing requirements of the HSR Act and that the Holder may be prevented from exercising this Warrant until the expiration or early termination of all waiting periods imposed by the HSR Act ("HSR Act Restrictions"). If on or before the Expiration Date the Holder has sent a Notice of Exercise to the Company and the

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CUSIP No. 299096107            13D                  Page 75 of 86


Holder has not been able to complete the exercise of this Warrant prior to the Expiration Date because of HSR Act Restrictions, the Holder shall be entitled to complete the process of exercising this Warrant in accordance with the procedures contained herein notwithstanding the fact that completion of the exercise of this Warrant would take place after the Expiration Date.

      2.6. Partial Exercise; Effective Date of Exercise. In case of any partial exercise of this Warrant, the Company shall cancel this Warrant upon surrender hereof and shall execute and deliver a new Warrant of like tenor and date for the balance of the shares of Warrant Stock purchasable hereunder. This Warrant shall be deemed to have been exercised immediately prior to the close of business on the date of its surrender for exercise as provided above. However, if the Holder is subject to HSR Act filing requirements, this Warrant shall be deemed to have been exercised on the date immediately following the date of the expiration of all HSR Act Restrictions. The Person entitled to receive the shares of Warrant Stock issuable upon exercise of this Warrant shall be treated for all purposes as the holder of record of such shares as of the close of business on the date the Holder is deemed to have exercised this Warrant.

3. VALID ISSUANCE; TAXES. All shares of Warrant Stock issued upon the exercise of this Warrant shall be validly issued, fully paid and non-assessable, and the Company shall pay all taxes and other governmental charges that may be imposed in respect of the issue or delivery thereof; provided, however, that the Company shall not be required to pay any tax or other charge imposed in connection with any transfer involved in the issuance of any certificate for shares of Warrant Stock in any name other than that of the Registered Holder of this Warrant, and in such case the Company shall not be required to issue or deliver any stock certificate or security until such tax or other charge has been paid, or it has been established to the Company's reasonable satisfaction that no tax or other charge is due.

4. ADJUSTMENT OF PURCHASE PRICE AND NUMBER OF SHARES. The number of shares of Warrant Stock issuable upon exercise of this Warrant (or any shares of stock or other securities or property receivable or issuable upon exercise of this Warrant) and the Purchase Price are subject to adjustment upon occurrence of any of the following events:

      4.1. Adjustment for Stock Splits, Stock Subdivisions or Combinations of Shares. The Purchase Price shall be proportionally decreased and the number of shares of Warrant Stock issuable upon exercise of this Warrant (or any shares of stock or other securities at the time issuable upon exercise of this Warrant) shall be proportionally increased to reflect any stock split or subdivision of the Warrant Stock or Common Stock. The Purchase Price of this Warrant shall be proportionally increased and the number of shares of Warrant Stock issuable upon exercise of this Warrant (or any shares of stock or other securities at the time issuable upon exercise of this Warrant) shall be proportionally decreased to reflect any combination of the Warrant Stock or Common Stock.

      4.2. Adjustment for Dividends or Distributions of Stock or Other Securities or Property. If the Company shall make or issue, or shall fix a record date for the determination of eligible holders entitled to receive, a dividend or other distribution with respect to the Warrant Stock (or any shares of stock or other securities at the time issuable upon exercise of the Warrant) or Common Stock payable in (a) securities of the Company or (b) assets (excluding cash dividends paid or payable solely out of retained earnings), then, in each such case, the

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Holder  of this Warrant on exercise hereof at any time after  the consummation, effective date or record date of such dividend or other distribution, shall receive, in addition to the shares of Warrant Stock (or such other stock or securities) issuable on such exercise prior to such date, and without the payment of additional consideration therefor, the securities or such other assets of the Company to which such Holder would have been entitled upon such date if such Holder had exercised this Warrant on the date hereof and had thereafter, during the period from the date hereof to and including the date of such exercise, retained such shares or all other additional stock available by it as aforesaid during such period giving effect to all adjustments called for by this Section 4.

      4.3. Reclassification. If the Company, by reclassification of securities or otherwise, shall change any of the securities as to which purchase rights under this Warrant exist into the same or a different number of securities of any other class or classes, this Warrant shall thereafter represent the right to acquire such number and kind of securities as would have been issuable as the result of such change with respect to the securities that were subject to the purchase rights under this Warrant immediately prior to such reclassification or other change and the Purchase Price therefor shall be appropriately adjusted, all subject to further adjustment as provided in this
Section  4.  No adjustment shall be made pursuant to this Section
4.3 upon any conversion or redemption of the Warrant Stock which is the subject of Section 4.5.

      4.4. Adjustment for Capital Reorganization, Merger or Consolidation. In case of any reorganization of the capital stock of the Company (other than a combination, reclassification, exchange or subdivision of shares otherwise provided for herein), or any merger or consolidation of the Company with or into another Person, or the sale of all or substantially all the assets of the Company, then, and in each such case, as a part of such reorganization, merger, consolidation, sale or transfer, lawful provision shall be made so that the Holder of this Warrant shall thereafter be entitled to receive upon exercise of this Warrant, during the period specified herein and upon payment of the Purchase Price then in effect, the number of shares of stock or other securities or property of the successor Person resulting from such reorganization, merger, consolidation, sale or transfer that a holder of the shares deliverable upon exercise of this Warrant (assuming conversion of all Warrant Stock to Common Stock) would have been entitled to receive in such reorganization, consolidation, merger, sale or transfer if this Warrant (and the Warrant Stock receivable had been converted to Common Stock) had been exercised immediately before such reorganization, merger, consolidation, sale or transfer, all subject to further adjustment as provided in this Section 4. The foregoing provisions of this Section 4.4 shall similarly apply to successive reorganizations, consolidations, mergers, sales and transfers and to the stock or securities of any other Person that are at the time receivable upon the exercise of this Warrant. If the per-share consideration payable to the Holder hereof for shares in connection with any such transaction is in a form other than cash or marketable securities, then the value of such consideration shall be determined in good faith by the Company's Board of Directors. In all events, appropriate adjustment (as determined in good faith by the Company's Board of Directors) shall be made in the application of the provisions of this Warrant with respect to the rights and interests of the Holder after the transaction, to the end that the provisions of this Warrant shall be applicable after that event, as near as reasonably may be, in relation to any shares or other property deliverable after that event upon exercise of this Warrant (assuming conversion of all Warrant Stock receivable into Common Stock).

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CUSIP No. 299096107            13D                  Page 77 of 86


      4.5. Conversion of Warrant Stock. If all or any portion of the authorized and outstanding shares of Warrant Stock are redeemed or converted or reclassified into other securities or property, pursuant to the Company's Articles of Incorporation or otherwise, or the Warrant Stock otherwise ceases to exist, then, in such case, the Holder, upon exercise hereof at any time after the date on which the Warrant Stock is so redeemed or converted, reclassified or ceases to exist (the "Termination Date"), shall receive, in lieu of the number of shares of Warrant Stock that would have been issuable upon such exercise immediately prior to the Termination Date, the shares of Common Stock that would have been received if this Warrant had been exercised in full and the Warrant Stock received thereupon had been simultaneously converted immediately prior to the Termination Date, all subject to further adjustment as provided in this Warrant. Additionally, the Purchase Price shall be immediately adjusted to equal the quotient obtained by dividing (a) the aggregate Purchase Price of the maximum number of shares of Warrant Stock for which this Warrant was exercisable immediately prior to the Termination Date by (b) the number of shares of Common Stock for which this Warrant is exercisable immediately after the Termination Date, all subject to further adjustment as provided herein.

5. CERTIFICATE AS TO ADJUSTMENTS. In each case of any adjustment in the Purchase Price, or number or type of shares issuable upon exercise of this Warrant, the Chief Financial
Officer or Controller of the Company shall compute such adjustment in accordance with the terms of this Warrant and prepare a certificate setting forth such adjustment and showing in detail the facts upon which such adjustment is based, including a statement of the adjusted Purchase Price. The Company shall promptly send (by facsimile and by either first class mail, postage prepaid or overnight delivery) a copy of each such certificate to the Holder.

6. LOSS OR MUTILATION. Upon receipt of evidence reasonably satisfactory to the Company of the ownership of and the loss, theft, destruction or mutilation of this Warrant, and of indemnity reasonably satisfactory to it, and (in the case of mutilation) upon surrender and cancellation of this Warrant, the Company shall execute and deliver in lieu thereof a new Warrant of like tenor as the lost, stolen, destroyed or mutilated Warrant.

7. RESERVATION OF WARRANT STOCK. The Company hereby covenants that at all times there shall be reserved for issuance and delivery upon exercise of this Warrant such number of shares of Warrant Stock, Common Stock or other shares of capital stock of the Company as are from time to time issuable upon exercise of this Warrant, and, from time to time, will take all steps necessary to amend its Articles of Incorporation to provide sufficient reserves of shares of Warrant Stock issuable upon exercise of this Warrant and Common Stock issuable upon conversion of the Warrant Stock. All such shares shall be duly authorized and, when issued upon such exercise, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encum-brances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws. Issuance of this Warrant shall constitute full authority to the Company's officers who are charged with the duty of executing stock certificates to execute and issue the necessary certificates for shares of Warrant Stock upon the exercise of this Warrant and for shares of Common Stock upon conversion of Warrant Stock.

8. TRANSFER AND EXCHANGE. Subject to the terms and conditions of this Warrant and compliance with all applicable securities laws, without the prior written consent of the

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CUSIP No. 299096107            13D                  Page 78 of 86


Company to do otherwise (which consent shall not be unreasonably withheld) this Warrant and all rights hereunder may be transferred to any Permitted Transferee (as defined below), in whole or in part, on the books of the Company maintained for such purpose at the principal office of the Company referred to above, by the Registered Holder hereof in person, or by duly authorized attorney, upon surrender of this Warrant properly endorsed and upon payment of any necessary transfer tax or other governmental charge imposed upon such transfer. Upon any permitted partial transfer, the Company will issue and deliver to the Registered Holder a new Warrant or Warrants with respect to the shares of Warrant Stock not so transferred. Each taker and holder of this Warrant, by taking or holding the same, consents and agrees that when this Warrant shall have been so endorsed, the Person in possession of this Warrant may be treated by the Company, and all other Persons dealing with this Warrant, as the absolute owner hereof for any purpose and as the Person entitled to exercise the rights represented hereby, any notice to the contrary notwithstanding; provided, however, that until a transfer of this Warrant is duly registered on the books of the Company, the
Company may treat the Registered Holder hereof as the owner for all purposes. For purposes of this Section 8, the term "Permitted Transferee" shall mean: (a) the Company or any of its subsidiaries, (b) a Person that, directly or indirectly, controls, is controlled by or is under common control with Intel Corporation or (c) any other Person, including any professional financial investor (such as a venture capital firm, investment bank, investment fund or high net worth individual), provided that such Person has not expressed to the Holder any present intent to seek changes in the composition of the Company's Board of Directors or the Company's management or otherwise to become actively involved in operating the Company, and provided further that such Person is not at the time of such sale a direct, material competitor of the Company.

9. RESTRICTIONS ON TRANSFER. The Holder, by acceptance hereof, agrees that, absent an effective registration statement filed with the SEC under the Securities Act of 1933, as amended (the "1933 Act"), covering the disposition or sale of this Warrant or the Warrant Stock issued or issuable upon exercise hereof or the Common Stock issuable upon conversion of Warrant Stock, as the case may be, and registration or qualification under applicable state securities laws, such Holder will not sell, transfer, pledge, or hypothecate any or all such Warrants, Warrant Stock or Common Stock, as the case may be, unless either (a) the Company has received an opinion of counsel, in form and substance reasonably satisfactory to the Company, to the effect that such registration is not required in connection with such disposition or (b) the sale of such securities is made pursuant to SEC Rule 144.

10. COMPLIANCE WITH SECURITIES LAWS. By acceptance of this Warrant, the Holder hereby represents, warrants and covenants:
(a) that any shares of stock purchased upon exercise of this Warrant shall be acquired for investment only and not with a view to, or for sale in connection with, any distribution thereof; (b) that the Holder has had such opportunity as such Holder has deemed adequate to obtain from representatives of the Company such information as is necessary to permit the Holder to evaluate the merits and risks of its investment in the Company; (c) that the Holder is able to bear the economic risk of holding such shares as may be acquired pursuant to the exercise of this Warrant for an indefinite period; (d) that the Holder understands that the shares of stock acquired pursuant to the exercise of this Warrant will not be registered under the 1933 Act (unless otherwise required pursuant to exercise by the Holder of the registration rights, if any, previously granted to the Registered Holder) and will be "restricted securities" within the meaning of SEC Rule 144 and that the exemption from registration under

CUSIP No. 299096107            13D                  Page 79 of 86


Rule 144 will not be available for at least one year from the date of exercise of this Warrant, subject to any special treatment by the SEC for exercise of this Warrant pursuant to
Section 2.2, and even then will not be available unless a public market then exists for the stock, adequate information concerning the Company is then available to the public, and other terms and conditions of Rule 144 are complied with; and (e) that all stock certificates representing shares of stock issued to the Holder upon exercise of this Warrant or upon conversion of such shares may have affixed thereto a legend substantially in the following form:

     THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR UNDER THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE ACT AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. INVESTORS SHOULD BE AWARE THAT THEY MAY BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE ISSUER OF THESE SECURITIES MAY REQUIRE AN OPINION OF COUNSEL IN FORM AND SUBSTANCE SATISFACTORY TO THE ISSUER TO THE EFFECT THAT ANY PROPOSED TRANSFER OR RESALE IS IN COMPLIANCE WITH THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS.

11. NO RIGHTS OR LIABILITIES AS SHAREHOLDERS. This Warrant shall not entitle the Holder to any voting rights or other rights as a shareholder of the Company. In the absence of affirmative action by the Holder to acquire Common Stock by converting Warrant Stock, no provisions of this Warrant, and no enumeration herein of the rights or privileges of the Holder shall cause such Holder to be a shareholder of the Company for any purpose.

12. REGISTRATION RIGHTS. All shares of Common Stock issuable upon conversion of the shares of Warrant Stock issuable upon exercise of this Warrant shall be "Registrable Securities" or such other definition of securities entitled to registration rights pursuant to the Purchase Agreement and are entitled, subject to the terms and conditions of that agreement, to all registration rights granted to holders of Registrable Securities thereunder.

13.   NOTICES.   All  notices and other communications  from  the
Company to the Holder shall be given in accordance with the Purchase Agreement.

14. HEADINGS; SECTION REFERENCES . The headings in this Warrant are for purposes of convenience in reference only, and shall not be deemed to constitute a part hereof. All Section references herein are references to Sections of this Warrant unless specified otherwise.

15. LAW GOVERNING. This Warrant shall be construed and enforced in accordance with, and governed by, the internal laws of the State of Delaware, without regard to its conflict of laws rules.

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CUSIP No. 299096107            13D                  Page 80 of 86


16. NO IMPAIRMENT. The Company will not, by amendment of its Articles of Incorporation or Bylaws, or through reorganization, consolidation, merger, dissolution, issue or sale of securities, sale of assets or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the Registered Holder of this Warrant against impairment. Without limiting the generality of the foregoing, the Company: (a) will not increase the par value of any shares of stock issuable upon the exercise of this Warrant above the amount payable therefor upon such exercise and (b) will take all such action as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and non-assessable shares of Warrant Stock upon exercise of this Warrant.

17.  NOTICES OF RECORD DATE.  In case:

      17.1. the Company shall take a record of the holders of its Warrant Stock, Common Stock (or other stock or securities at the time receivable upon the exercise of this Warrant or conversion of Warrant Stock), for the purpose of entitling them to receive any dividend or other distribution, or any right to subscribe for or purchase any shares of stock of any class or any other securities or to receive any other right; or

     17.2. of any consolidation or merger of the Company with or into another Person, any capital reorganization of the Company, any reclassification of the capital stock of the Company, or any conveyance of all or substantially all of the assets of the Company to another Person in which holders of the Company's stock are to receive stock, securities or property of another Person; or

      17.3. of any voluntary dissolution, liquidation or winding-up of the Company; or

     17.4.     of any redemption or conversion of all outstanding
Common Stock or Warrant Stock;

then, and in each such case, the Company will mail or cause to be mailed to the Registered Holder of this Warrant a notice specifying, as the case may be, (a) the date on which a record is to be taken for the purpose of such dividend, distribution or right or (b) the date on which such reorganization, reclassification, consolidation, merger, conveyance, dissolution, liquidation, winding-up, redemption or conversion is to take place, and the time, if any is to be fixed, as of which the holders of record of Warrant Stock, Common Stock (or other stock or securities as at the time are receivable upon the exercise of this Warrant or conversion of the Warrant Stock), shall be entitled to exchange their shares of Warrant Stock, Common Stock (or such other stock or securities), for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, conveyance, dissolution, liquidation or winding-up. Such notice shall be delivered at least thirty (30) days prior to the date therein specified.

18.    SEVERABILITY.   If  any  term,  provision,   covenant   or
restriction of this Warrant is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Warrant shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

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CUSIP No. 299096107            13D                  Page 82 of 86


19.   COUNTERPARTS.   For the convenience  of  the  parties,  any
number of counterparts of this Warrant may be executed by the parties hereto and each such executed counterpart shall be, and shall be deemed to be, an original instrument.

20. NO INCONSISTENT AGREEMENTS. The Company will not on or after the date of this Warrant enter into any agreement with respect to its securities which is inconsistent with the rights granted to the Holder of this Warrant or otherwise conflicts with the provisions hereof. The rights granted to the Holder hereunder do not in any way conflict with and are not inconsistent with the rights granted to holders of the Company's securities under any other agreements, except rights that have been waived.

21. SATURDAYS, SUNDAYS AND HOLIDAYS. If the Expiration Date falls on a Saturday, Sunday or legal holiday, the Expiration Date shall automatically be extended until 5:00 p.m. the next business day.

[The remainder of this page is intentionally left blank.]

CUSIP No. 299096107            13D                  Page 82 of 86


IN WITNESS WHEREOF, the parties hereto have executed this Warrant as of the Effective Date.

EVANS & SUTHERLAND
COMPUTER CORPORATION               INTEL CORPORATION


By:     /s/JAMES R. OYLER          By:    /s/LESLIE L. VADASZ

Name:   James R. Oyler             Name:   Leslie L. Vadasz

        President & Chief
Title:  Executive Officer          Title:  Sr. Vice President


                  SIGNATURE PAGE TO THE WARRANT
                               OF
                       EVANS & SUTHERLAND
                      COMPUTER CORPORATION

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CUSIP No. 299096107            13D                  Page 83 of 86


                            EXHIBIT 1

                       NOTICE OF EXERCISE

            (To be executed upon exercise of Warrant)

EVANS & SUTHERLAND                             WARRANT NO. ---
COMPUTER CORPORATION

The undersigned hereby irrevocably elects to exercise the right of purchase represented by the within Warrant Certificate for, and to purchase thereunder, the securities of Evans & Sutherland Computer Corporation, as provided for therein, and (check the applicable box):

[] Tenders herewith payment of the exercise price in full in the form of cash or a certified or official bank check in same-day funds in the amount of $---------- for --------- such securities.

[]   Elects the Net Issue Exercise option pursuant to Section 2.2 of the Warrant, and accordingly requests delivery of a net of ---
-------   of   such  securities,  according  to   the   following
calculation:



     X = Y (A-B)            (    ) = (    )[(    )-(    )]
         -------                     ---------------------
             A                               (    )
                                             ------


     Where:

     X = the number of shares of Warrant Stock to be issued to the Holder;

     Y =  the number of shares of Warrant Stock purchasable under
     the amount of the   Warrant being exchanged (as adjusted  to
     the date of such calculation);

     A =  the Fair Market Value of one share of Common Stock; and

     B  =   the  Purchase Price (as adjusted to the date of  such
     calculation).

[]   Elects the Easy Sale Exercise option pursuant to Section 2.3 of the Warrant, and accordingly requests delivery of a net of ---
------- of such securities.

Please issue a certificate or certificates for such securities in the name of, and pay any cash for any fractional share to (please print name, address and social security number):

Name:          -----------------

Address:       -----------------

Signature:     -----------------

Note:   The  above signature should correspond exactly  with  the
name on the first page of this Warrant Certificate or with the name of the assignee appearing in the assignment form below.

If said number of shares shall not be all the shares purchasable under the within Warrant Certificate, a new Warrant Certificate is to be issued in the name of said undersigned for the balance remaining of the shares purchasable thereunder rounded up to the next higher whole number of shares.

CUSIP No. 299096107            13D                  Page 84 of 86


                            EXHIBIT 2

                           ASSIGNMENT

(To  be executed only upon assignment  of         WARRANT NO. ---
Warrant or a portion thereof)

For value received, hereby sells, assigns and transfers unto ---- ------ the within Warrant or a portion thereof, together with all right, title and interest therein, and does hereby irrevocably constitute and appoint ---------- attorney, to transfer said Warrant or such portion thereof on the books of the within-named Company with respect to the number of shares of Warrant Stock set forth below, with full power of substitution in the premises:

Name(s) of Assignee(s)   Address           # of Warrant Shares

----------------------   ----------------  -------------------

----------------------   ----------------  -------------------

----------------------   ----------------  -------------------

And if said number of shares of Warrant Stock shall not be all the share of Warrant Stock represented by the Warrant, a new Warrant is to be issued in the name of said undersigned for the balance remaining of the shares of Warrant Stock represented by said Warrant.

Dated:         ------------------------

Signature:     ------------------------

Notice: The signature to the foregoing Assignment must correspond to the name as written upon the face of this security in every particular, without alteration or any change whatsoever; signature(s) must be guaranteed by an eligible guarantor institution (banks, stock brokers, savings and loan associations and credit unions with membership in an approved signature guarantee medallion program) pursuant to SEC Rule 17Ad-15.

CUSIP No. 299096107            13D                  Page 85 of 86


Wednesday July 22, 8:59 am Eastern Time

Company Press Release

Intel  and Evans & Sutherland to Accelerate Development of  High-
End Visual Computing Technology for Intel-Based Workstations

Intel Invests $24 Million in Evans & Sutherland

SANTA CLARA, Calif.--(BUSINESS WIRE)--July 22, 1998--Intel Corporation and Evans & Sutherland (E&S) (NASDAQ:ESCC - news) today announced an agreement to accelerate development of high-end graphics and video subsystems for Intel-based workstations.

The companies also announced that Intel has purchased $24 million of newly issued, nonvoting shares of E&S (representing an 8.2 percent ownership stake) plus a warrant to purchase additional shares. If the warrant is fully exercised, Intel's ownership of Evans and Sutherland would be 11.3 percent.

According to the agreement, Evans & Sutherland will develop boards and components for Intel(R) Architecture-based workstations that will deliver high-end graphics with outstanding high-end video support. The resulting systems will be capable of running the most advanced visual computing applications, including high-end special effects for movies and video, 3-D animation, mechanical computer-aided design (MCAD), medical, scientific and other visually demanding applications.

The availability of such technology will enable vendors of Intel-based workstations to offer even more compelling high-end system capabilities. It should also provide workstation end-users a broader variety of choices for extremely high-performance graphics.

"E&S and Intel have been working closely for some time to develop graphics products for Intel Architecture-based systems," said Jim Oyler, president and CEO, Evans & Sutherland. "Today's agreement builds upon that work and deepens the relationship between our companies as we develop newer generations of visual computing technology for the workstations of the future."

"Intel's goal is to continue to bring the most powerful visual computing technologies to the Intel Architecture," said Pat Gelsinger, vice president and general manager, Business Platforms Group, Intel Corporation. "The combination of Evans & Sutherland's technology with Intel's Pentium(R) II Xeon(tm) and forthcoming Merced(tm) processors will meet the needs of workstation users running the most graphically intensive applications, and will further accelerate Intel-based workstations in the highest end of the workstation market segment."

Evans & Sutherland's REALimage graphics technology has gained favor with most major manufacturers of Intel Architecture-based workstations because it is able to fully exploit the continuous processor advancements introduced by Intel.

CUSIP No. 299096107            13D                  Page 86 of 86


Through two recent acquisitions, E&S has broadened its ability to design and deliver industry-leading graphics technology to end users. It recently purchased Accel Graphics, a manufacturer of graphics subsystems for high-end workstations, and Silicon
Reality, a designer of 3-D graphics chips for Intel-based workstations.

Evans & Sutherland develops and manufactures highly realistic visual systems for vivid 3-D graphics and synthetic worlds used in desktop graphics, simulation, digital studios, and digital theaters throughout the world. Founded in 1968, E&S is located in Salt Lake City. Visit E&S's web page at www.es.com.

Intel,  the  world's  largest  chip  maker,  is  also  a  leading manufacturer of computer, networking and communications products.
Additional    information   about   Intel   is    available    at
www.intel.com/pressroom.

Note to Editors: Third party marks and brands are property of their respective holders.

Contact:

     Intel Corp.

     Jane Rauckhorst, 408/765-7026

     jane.rauckhorst@intel.com

     or

     Evans & Sutherland

     Ken Donahue, 801/588-1920